Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise 10 votes, respectively, on all matters that require a shareholder’s vote. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing one of our Class A ordinary shares, are listed on the New York Stock Exchange in the United States under the symbol ZTO.

ZTO Express (Cayman) Inc.

中通快遞(開曼)有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2057)

VOLUNTARY CONVERSION TO DUAL-PRIMARY LISTING
ON THE HONG KONG STOCK EXCHANGE

Reference is made to the announcements of the Company dated November 18, 2022 and December 23, 2022 (the “First Conversion Announcement”) and the circular of the Company dated March 6, 2023 in relation to, among other things, the Primary Conversion and the announcement of the Company dated April 14, 2023 in relation to the poll results of the extraordinary general meeting held by the Company on April 14, 2023.

This announcement is made pursuant to paragraph 3.30 of Guidance Letter HKEX-GL112-22. Unless otherwise defined herein, capitalized terms in this announcement shall have the same meanings as defined in the First Conversion Announcement.

I.	CONVERSION TO DUAL PRIMARY LISTING

The Board is pleased to announce that the Company’s voluntary conversion of its secondary listing status to primary listing on the Hong Kong Stock Exchange will become effective on May 1, 2023. The Company will become dual primary listed on the Hong Kong Stock Exchange and the NYSE on the Effective Date. As May 1, 2023 is a public holiday in Hong Kong, the stock marker “S” will be removed from its stock short name on the Hong Kong Stock Exchange with effect from May 2, 2023 following the Primary Conversion.

1

II.	OBLIGATIONS OF THE COMPANY TO COMPLY WITH ALL APPLICABLE HONG KONG LISTING RULES

Upon the Effective Date, the Company is required to comply with all the relevant Hong Kong Listing Rules applicable to a dual-primary listed issuer, including the Hong Kong Listing Rules subject to the waivers and exemptions granted or applicable to the Company as a secondary listed issuer on the Hong Kong Stock Exchange which will be withdrawn or will no longer be applicable upon the Effective Date. Such Existing Waivers that will lapse upon the Effective Date include, among others, the following specific waivers granted by the Hong Kong Stock Exchange, exemption and ruling granted by the Securities and Futures Commission of Hong Kong, on an individual basis:

Rules	Subject matter

Rule 2.07A of the Hong Kong Listing Rules	Printed corporate communications

Rule 13.25B of the Hong Kong Listing Rules	Monthly return

Rule 19C.07(3) and 19C.07(7) of the Hong Kong Listing Rules (Note: Equivalent to the paragraphs 17 and 14(5) to Appendix 3 to the Hong Kong Listing Rules which has become effective since January 2022)	Shareholder protection requirements

Section 4.1 of the Introduction to the Takeovers Code	Not a public company in Hong Kong under Takeovers Code

Part XV of the SFO	Disclosure of interests under Part XV of SFO

Paragraph 41(4) and 45 of Appendix 1A to and Practice Note 5 of the Hong Kong Listing Rules	Disclosure of interests information

Details of the aforementioned existing waivers are set out in the Prospectus.

The Company has taken necessary measures to comply with the Hong Kong Listing Rules applicable to a dual-primary listed issuer upon the Effective Date, including the necessary Shareholders’ approval in respect of the Primary Conversion which has been obtained at the extraordinary general meeting of the Company held on April 14, 2023. In the event the Company is unable to demonstrate full compliance with an applicable Hong Kong Listing Rule in time (where no waiver has been granted by the Hong Kong Stock Exchange) upon the Effective Date, the Company would be in potential breach of the Hong Kong Listing Rules, and would potentially be subject to, depending on the nature and seriousness of the possible breach and the circumstances and the manner in which the conduct is giving rise to such possible breach, disciplinary action by the Hong Kong Stock Exchange. The Company may also be directed to carry out possible remedial and enhancement actions such as internal control review and directors’ training on regulatory and legal topics including compliance with the Hong Kong Listing Rules.

2

III.	APPLICATIONS FOR WAIVERS IN CONNECTION WITH THE PRIMARY CONVERSION

In connection with the Primary Conversion, the Company has sought, and the Hong Kong Stock Exchange has granted, the following waivers from strict compliance with the relevant provisions of the Hong Kong Listing Rules:

Rules	Subject matter

Rules 3.28 and 8.17 of the Hong Kong Listing Rules	Joint company secretaries

Rule 19.25A of, and note 2.1 to paragraph 2 of Appendix 16 to, the Hong Kong Listing Rules	Use of U.S. GAAP

Rules 14A.35, 14A.36, 14A.52 and 14A.53 of the Hong Kong Listing Rules	Continuing connected transaction requirements applicable to the Contractual Arrangements

Note (1) to Rule 17.03(9) of the Hong Kong Listing Rules	Exercise price of share options to be granted pursuant to the 2016 Plan

A.1, A.3(a) and B.8 of the Model Code for Securities Transactions by Directors of Listed Issuers in Appendix 10 to the Hong Kong Listing Rules	Waiver in respect of Rule 10b5-1 trading plan of Company’s director

3

1.	Joint Company Secretaries

Requirements under the Hong Kong Listing Rules

Rules 3.28 and 8.17 of the Hong Kong Listing Rules require the Company to appoint as its company secretary an individual who, by virtue of his academic or professional qualifications or relevant experience, is, in the opinion of the Hong Kong Stock Exchange, capable of discharging the functions of company secretary.

Reasons for applying for the waiver

The Company appointed, with effect from the Effective Date, Mr. Ming King Chiu (趙明璟)(“Mr. Chiu”) of Vistra Corporate Services (HK) Limited and Ms. Songfei Li (李送霏) (“Ms. Li”), the Head of Capital Markets of the Company, as joint company secretaries.

Mr. Chiu currently serves as the Managing Director for Corporate Services at Vistra Corporate Services (HK) Limited, where he leads a team of professional staff to provide a full range of corporate services and listed company secretary services. Mr. Chiu has over 15 years of experience in the company secretarial field and is currently the company secretary or joint company secretary of multiple public listed companies in Hong Kong. Mr. Chiu received a Bachelor of Arts from University of Toronto in Canada and a Master of Arts in professional accounting and information systems from City University of Hong Kong. He has been an associate member of The Chartered Governance Institute (formerly known as The Institute of Chartered Secretaries and Administrator) in the United Kingdom and The Hong Kong Chartered Governance Institute (“HKCGI”) (formerly known as The Hong Kong Institute of Chartered Secretaries) since 2003 and became a fellow member of the HKCGI since September 2015. He has been a vice-chairman of the Membership Committee and chairman of Professional Services Panel of HKCGI and a council member of HKCGI since 2020.

4

Ms. Li joined our Group in April 2017 as the Head of Capital Markets of the Company, mainly responsible for investor relations, investment and financing, group strategy, etc. Ms. Li has over 10 years of experience in capital markets. Prior to joining our Group, Ms. Li served as the head of investor relations of Grand Baoxin Auto Group Limited from 2014 to 2016 and Hilong Holding Limited from 2016 to 2017 (both are listed on the Hong Kong Stock Exchange). From 2011 to 2014, Ms. Li worked as an equity analyst at several financial institutions, including JPMorgan Chase. Ms. Li received her bachelor’s degree in business administration from Shanghai University of Finance and Economics in July 2008, and her master’s degree from Rutgers University in New Jersey, the United States, in May 2010, majoring in quantitative finance. Ms. Li is currently pursuing EMBA studies at China Europe International Business School.

The Company’s principal business activities are outside Hong Kong. There are practical difficulties finding persons who possesses Ms. Li’s day-to-day knowledge of the Company’s affairs while also having the academic and professional qualifications required. The Company believes that Ms. Li, by virtue of her knowledge and past experience in handling corporate administrative matters of the Company, is capable of discharging the functions of a joint company secretary. Further, the Company believes that it would be in the best interests of the Company and the corporate governance of the Group to have as its joint company secretary a person such as Ms. Li, who is an employee of the Company and who has day-to-day knowledge of the Company’s affairs. Ms. Li has the necessary nexus to the Board and close working relationship with management of the Company in order to perform the function of a joint company secretary and to take the necessary actions in the most effective and efficient manner. Meanwhile, Mr. Chiu will work closely with and provide assistance to Ms. Li in the discharge of their duties as joint company secretaries.

Waiver application

Accordingly, the Company has applied for, and the Hong Kong Stock Exchange has granted, a waiver from strict compliance with Rules 3.28 and 8.17 of the Hong Kong Listing Rules for a three-year period from the Effective Date (the “Waiver Period”), in respect of the appointment of Ms. Li as a joint company secretary of the Company, subject to the conditions that (i) Ms. Li must be assisted by Mr. Chiu (being a person who possesses the qualifications or experience as required under Rule 3.28 of the Hong Kong Listing Rules and is appointed as a joint company secretary) during the Waiver Period, and (ii) the waiver can be revoked if there are material breaches of the Hong Kong Listing Rules by the Company.

Before the end of the Waiver Period, the Company must demonstrate and seek the Hong Kong Stock Exchange’s confirmation that Ms. Li, having had the benefit of Mr. Chiu’s assistance during the Waiver Period, has attained the relevant experience and is capable of discharging the functions of company secretary under Rule 3.28 of the Hong Kong Listing Rules such that further waiver will not be necessary.

5

2.	Use of U.S. GAAP

Requirements under the Hong Kong Listing Rules

Note 2.1 to Paragraph 2 of Appendix 16 to the Hong Kong Listing Rules requires the Company to prepare its financial statements in financial reports to be in conformity with: (a) HKFRS; (b) IFRS; or (c) China Accounting Standards for Business Enterprises in the case of companies incorporated in China, subject to Note 2.6 to Paragraph 2 of Appendix 16 to the Hong Kong Listing Rules. Note 2.6 to Paragraph 2 of Appendix 16 to the Hong Kong Listing Rules provides that the Hong Kong Stock Exchange may allow the annual financial statements of an overseas issuer to be drawn up otherwise than in conformity with financial reporting standards referred to in Note 2.1 to Paragraph 2 of Appendix 16 to the Hong Kong Listing Rules.

Rule 19.25A of the Hong Kong Listing Rules provides that the annual accounts are required to conform with financial reporting standards acceptable to the Hong Kong Stock Exchange, which are normally HKFRS or IFRS. Where the Hong Kong Stock Exchange allows annual accounts to be drawn up otherwise than in conformity with HKFRS or IFRS, the annual accounts will be required to conform with financial reporting standards acceptable to the Hong Kong Stock Exchange. In such cases the Hong Kong Stock Exchange will normally require the annual accounts to contain a reconciliation statement setting out the financial effect of the material differences (if any) from either HKFRS or IFRS.

In Guidance Letter HKEX-GL111-22 (“GL111-22”), the Hong Kong Stock Exchange has indicated that it has accepted that the financial statements and accountants’ reports of overseas issuers with, or seeking, a dual-primary or secondary listing in the United States and on the Hong Kong Stock Exchange can be prepared in conformity with U.S. GAAP. GL111-22 further provides that, an overseas issuer adopting a body of financial reporting standards other than HKFRS or IFRS for the preparation of its financial statements must include a reconciliation statement setting out the financial effect of any material differences between those financial statements and financial statements prepared using HKFRS or IFRS in its accountants’ reports and annual/interim/quarterly reports.

Reasons for applying for the waiver

As a company primary listed on the NYSE, the Company uses U.S. GAAP, and the corresponding auditing standards for the filing of its financial statements with the U.S. Securities Exchange Commission as determined by the United States Public Company Accounting Oversight Board. Upon the Effective Date, the Company will continue to use the U.S. GAAP to prepare its financial statements. U.S. GAAP is well recognized and accepted by the global investment community, and significant progress has been made in the convergence between U.S. GAAP and IFRS. Additionally, the Company notes that it might lead to confusion among the Company’s investors and Shareholders if the Company was required to adopt different accounting standards for its disclosures in Hong Kong from those in the U.S. Aligning the accountings standards used for disclosures in both markets will alleviate any such confusion.

6

Waiver application

The Company has applied for, and the Hong Kong Stock Exchange has granted, a waiver from strict compliance with the requirements under Rule 19.25A of, and Note 2.1 to Paragraph 2 of Appendix 16 to, the Hong Kong Listing Rules in respect of its financial statements and accountants’ report in listing documents and circulars, subject to the conditions that:

•	the Company will, for the financial year following the Effective Date, include (i) a description of the relevant key differences between U.S. GAAP and IFRS; and (ii) a reconciliation statement showing the financial effect of any material differences between the financial statements during the reporting period prepared using U.S. GAAP and IFRS in its interim and annual reports after the Primary Conversion with a view to enabling investors to appraise the impact of the two accounting standards on the Company’s financial statements, with the reconciliation statement in the interim report to be reviewed by its external accountants in accordance with a standard that is at least equivalent to International Standard on Assurance Engagements 3000 or Hong Kong Standard on Assurance Engagements 3000 and the reconciliation statement in the annual reports to be audited by external accountants;

•	the Company will comply with paragraphs 30-33 of GL111-22;

•	the Company will use HKFRS or IFRS in the preparation of the Company’s financial statements in the event that the Company is no longer listed in the U.S. or has no obligation to make financial disclosure in the U.S.; and

•	this waiver, if granted, will not be applied generally and will be based on the specific circumstances of the Company.

3.	Continuing Connected Transaction Requirements Applicable to the Contractual Arrangements

The Company is a leading express delivery company in China and provide express delivery services and other value-added logistics services through its nationwide network. Due to the PRC legal restrictions on foreign ownership in companies that provide mail delivery services in China (the “Relevant Business”), the Company has in place certain contractual arrangements (the “Contractual Arrangements”) and conducts the Relevant Business mainly through the consolidated affiliated entities, namely ZTO Express (“ZTO Express” or the “VIE”) and its subsidiaries (the “Consolidated Affiliated Entities”). The transactions contemplated under the Contractual Arrangements will constitute continuing connected transactions of the Company under the Hong Kong Listing Rules upon the Effective Date where directors, chief executives or substantial shareholders of the VIEs will become connected persons (as defined in Chapter 14A of the Hong Kong Listing Rules) of the Company upon the Effective Date, unless they are exempt under the Hong Kong Listing Rules. The Contractual Arrangements were permissible for our secondary listing in Hong Kong on the basis that we are a Grandfathered Greater China Issuer (as defined in the Hong Kong Listing Rules) and paragraph 3.48 of the Guidance Letter HKEX-GL112-22 confirms that we, as a Grandfathered Greater China Issuer, is allowed to retain our existing VIE structure if we become primary listed in Hong Kong as a result of the Primary Conversion.

7

The Contractual Arrangements have been designed to ensure that there will be no limit on the amount of fees payable to the Group under the Contractual Agreements. Therefore, there will be no monetary cap on any agreements under the Contractual Arrangements. For summary of the Contractual Arrangements with respect to the operations of the Relevant Business of ZTO Express, please refer to section headed “Our Holding Company Structure and Contractual Arrangements” in our annual report.

Reasons for applying for the waiver

The Board is of the view that the Contractual Arrangements and the transactions contemplated therein are fundamental to the Group’s legal structure and business operations. Under this structure, the financial results of the Consolidated Affiliated Entities will be consolidated into the Company’s financial statements as if they were the Company’s wholly-owned subsidiaries, and substantially all of the economic benefits of their business flows to the Group (i.e. the Group will retain substantially all of the profit generated by the Consolidated Affiliated Entities through the service fees payable to the wholly-foreign owned subsidiary of the Company (the “WFOE”)), therefore the Board believes that it will not be in the interest of the Company and its Shareholders to set any annual cap on the amount of fees payable to the Group under the Contractual Arrangements. Accordingly, notwithstanding that the transactions contemplated under the Contractual Arrangements and any new transactions, contracts and agreements or renewal of existing transactions, contracts and agreements to be entered into, among others, by any of the Consolidated Affiliated Entities and any member of the Group from time to time (including the Consolidated Affiliated Entities) (the “New Intragroup Agreements” and each of them, a “New Intragroup Agreement”) technically constitute continuing connected transactions under Chapter 14A of the Hong Kong Listing Rules upon the Effective Date, the Directors consider that it would be unduly burdensome and impracticable to the Company if such transactions are subject to strict compliance with the requirements set out under Chapter 14A of the Hong Kong Listing Rules, including, among others, the announcement requirement under Rule 14A.35 of the Hong Kong Listing Rules and the independent Shareholders’ approval requirement under Rule 14A.36 of the Hong Kong Listing Rules.

The Board is also of the view that: (i) the Contractual Arrangements have been and will be entered into in the ordinary and usual course of business of the Group on normal commercial terms, on terms that are fair and reasonable, and in the interests of the Company and its Shareholders as a whole; and (ii) it is normal business practice for the Contractual Arrangements to be of a term greater than three years.

The independent board committee, comprising all independent Directors, namely Mr. Frank Zhen Wei, Mr. Qin Charles Huang, Mr. Herman Yu, Mr. Tsun-Ming (Daniel) Kao and Ms. Fang Xie, none of whom has any material interest in the transactions under the Contractual Arrangements, has been established to review and confirm that the Contractual Arrangements have been entered into in the ordinary and usual course of business of the Group on normal commercial terms, on terms that are fair and reasonable, and in the interests of the Company and its Shareholders as a whole. Gram Capital Limited has been appointed as the independent financial adviser to advise the independent board committee.

8

Gram Capital Limited, the independent financial adviser, is also of the view that in relation to the Contractual Arrangements for the Relevant Business, it is normal business practice for agreements of this type to be of such duration, exceeding three years based on all the matters set out above, including in particular: (a) its discussion with the Directors in respect of the necessity of the Contractual Arrangements for the Relevant Business; (b) the fact that as the contractual arrangement structure thereunder is a long-term arrangement, it would be unduly burdensome and impracticable for the Company to renew Contractual Arrangements every three years or less; and (c) the fact that the duration of similar arrangements of other listed issuers on the Hong Kong Stock Exchange are normally indefinite until termination or indefinite in practice.

Furthermore, Gram Capital Limited is of the view that the continuing connected transactions in relation to the Contractual Arrangements set out above have been entered into in the Group’s ordinary and usual course of business on normal commercial terms, on terms that are fair and reasonable, and in the interest of the Company and the Shareholders as a whole.

Hong Kong Listing Rules implications and waiver application

The highest applicable percentage ratios under the Hong Kong Listing Rules in respect of the transactions associated with the Contractual Arrangements are expected to be more than 5%. As such, these transactions will be subject to the reporting, annual review, announcement, circular, independent financial advice and shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

In respect of the Contractual Arrangements and the New Intragroup Agreements, the Company has applied for, and the Hong Kong Stock Exchange has granted, a waiver from strict compliance with (i) the announcement, circular and independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules in respect of the transactions contemplated under the Contractual Arrangements, (ii) the requirement of setting an annual cap for the transactions under the Contractual Arrangements under Rule 14A.53 of the Hong Kong Listing Rules, and (iii) the requirement of limiting the term of the Contractual Arrangements to three years or less under Rule 14A.52 of the Hong Kong Listing Rules (collectively, the “Applicable Requirements”), for so long as the Class A ordinary shares of the Company are listed on the Hong Kong Stock Exchange, subject, however, to the following conditions:

(i)	No change without independent non-executive Directors’ approval

No change to the Contractual Arrangements (including with respect to any fees payable to the WFOE thereunder) will be made without the approval of the independent non-executive Directors.

9

(ii)	No change without independent Shareholders’ approval

Save as described in paragraph (iv) below, no change to the agreements governing the Contractual Arrangements will be made without the independent Shareholders’ approval. Once independent Shareholders’ approval of any change has been obtained, no further announcement or approval of the independent Shareholders will be required under Chapter 14A of the Hong Kong Listing Rules unless and until further changes are proposed. The periodic reporting requirement regarding the Contractual Arrangements in the annual reports of the Company (as set out in paragraph (v) below) will, however, continue to be applicable.

(iii)	Economic benefits flexibility

The Contractual Arrangements shall continue to enable the Group to receive substantially all of the economic benefits derived by the Consolidated Affiliated Entities through (i) the Group’s option (if and when so allowed under the applicable PRC laws) to acquire, all or part of the entire equity interests in the VIE, and the purchase price shall be the lower of the amount that the shareholders contributed to ZTO Express as registered capital for the equity interests to be purchased, or the minimum amount of consideration permitted by applicable PRC laws and regulations, (ii) the business structure under which the profit generated by the VIE is substantially retained by the Group, such that no annual cap shall be set on the amount of service fees payable to the WFOE by the VIE under the relevant exclusive business cooperation agreement, and (iii) the Group’s right to control the management and operation of, as well as, in substance, all of the voting rights of the VIE.

(iv)	Renewal and reproduction

On the basis that the Contractual Arrangements provide an acceptable framework for the relationship between the Company and its subsidiaries in which the Company has direct shareholding, on the one hand, and the Consolidated Affiliated Entities, on the other hand, that framework may be renewed and/or reproduced without being in strict compliance with the Applicable Requirements (including obtaining the approval of the Shareholders) (i) upon the expiry of the existing arrangements, (ii) in connection with any changes to the shareholders or directors of, or of their shareholdings in, the Consolidated Affiliated Entities, or (iii) in relation to any existing or newly established or acquired wholly foreign-owned enterprise (or foreign-controlled joint venture) or operating company (including branch company) engaging in a business similar or relating to those of the Group which the Group might wish to establish when justified by business expediency, on substantially the same terms and conditions as the existing Contractual Arrangements. The directors, chief executives or substantial shareholders of any existing or newly established or acquired wholly foreign- owned enterprise (or foreign-controlled joint venture) or operating company (including branch company) engaging in a business similar or relating to those of the Group which the Group may establish will, upon renewal and/or reproduction of the Contractual Arrangements, however, be treated as connected persons of the Company and transactions between these connected persons and the Group other than those under similar Contractual Arrangements shall comply with Chapter 14A of the Hong Kong Listing Rules. This condition is subject to relevant PRC laws, regulations and approvals.

10

(v)	Ongoing reporting and approvals

The Company will disclose details relating to the Contractual Arrangements on an on-going basis as follows:

•	The Contractual Arrangements in place during each financial reporting period will be disclosed in the Company’s annual report and accounts in accordance with the relevant provisions of the Hong Kong Listing Rules.

•	The independent non-executive Directors will review the Contractual Arrangements annually and confirm in the Company’s annual report and accounts for the relevant year that (i) the transactions carried out during such year have been entered into in accordance with the relevant provisions of the Contractual Arrangements, (ii) no dividends or other distributions have been made by the Onshore Holdco to the holders of its equity interests which are not otherwise subsequently assigned or transferred to the Group, and (iii) any new contracts entered into, renewed or reproduced between the Group and Onshore Holdco during the relevant financial period under paragraph (iv) above are fair and reasonable, or advantageous to the Shareholders, so far as the Group is concerned and in the interests of the Company and the Shareholders as a whole.

•	The Company’s auditor will carry out review procedures annually on the transactions, pursuant to the Contractual Arrangements, and will provide a letter to the Directors with a copy to the Hong Kong Stock Exchange confirming that the transactions have received the approval of the Directors, have been entered into in accordance with the relevant Contractual Arrangements, and that no dividends or other distributions have been made by the VIE to the holders of its equity interests which are not otherwise subsequently assigned or transferred to the Group.

•	For the purpose of Chapter 14A of the Hong Kong Listing Rules, and in particular the definition of “connected person”, the Consolidated Affiliated Entities will be treated as the Company’s subsidiaries, and at the same time, the directors, chief executives or substantial shareholders of the Consolidated Affiliated Entities and their respective associates will be treated as connected persons of the Company (excluding, for this purpose, the Consolidated Affiliated Entities), and transactions between these connected persons and the Group (including, for this purpose, the Consolidated Affiliated Entities), other than those under the Contractual Arrangements, will be subject to requirements under Chapter 14A of the Hong Kong Listing Rules.

•	The VIE will undertake that, for so long as Class A ordinary shares of the Company are listed on the Hong Kong Stock Exchange, the VIE will provide the Group’s management and the Company’s auditor full access to its relevant records for the purpose of the Company’s auditor’s review of the connected transactions.

If any term of the Contractual Arrangements is altered, or if the Company enters into any new agreements with any connected persons (within the meaning of the Hong Kong Listing Rules) in the future, the Company must fully comply with the relevant requirements under Chapter 14A of the Hong Kong Listing Rules unless it applies for and obtains a separate waiver from the Hong Kong Stock Exchange.

11

4.	Exercise Price of Options to be Granted Pursuant to the 2016 Plan

Requirements under the Hong Kong Listing Rules

Note (1) to Rule 17.03(9) of the Hong Kong Listing Rules states that the exercise price of an option must be at least the higher of: (i) the closing price of the securities as stated in the Hong Kong Stock Exchange’s daily quotations sheet on the date of grant, which must be a business day; and (ii) the average closing price of the securities as stated in the Hong Kong Stock Exchange’s daily quotations sheets for the five business days immediately preceding the date of grant.

Reasons for applying for the waiver

Since the listing of the Company’s ADSs on the NYSE in October 2016, it has been the Company’s practice to issue options exercisable into ADSs (which represents underlying Class A ordinary shares) denominated in U.S. dollars under the 2016 Plan and the Company will continue to issue options exercisable into ADSs after the Primary Conversion. By definition, ADSs are denominated in U.S. dollars, and the exercise price for options with respect to ADSs will necessarily be presented in U.S. dollars.

It would be unduly burdensome for the Company and participants of the 2016 Plan if the exercise prices of the options exercisable into, among others, ADSs under the 2016 Plan were to be determined with reference to the share price of Hong Kong Stock Exchange. The waiver from Note (1) to Rule 17.03(9) of the Listing Rules is justified on the basis that:

(i)	the method for determining the exercise price of the options based on the market price of ADSs substantially replicates the requirement in Note (1) to Rule 17.03(9) of the Hong Kong Listing Rules;

(ii)	it has been the Company’s practice to issue options exercisable into ADSs with exercise prices denominated in U.S. dollars, the Company will continue to grant options under the 2016 Plan with exercise prices based on the market price of its ADSs which are denominated in U.S. dollars after the Primary Conversion;

(iii)	subject to the waiver from strict compliance with Rule 19.25A of, and Note 2.1 to Paragraph 2 of Appendix 16 to, the Hong Kong Listing Rules in respect of financial statements of the Company, the Company will continue to prepare its accounts based on the U.S. GAAP after the Effective Date which requires the Company values equity awards for financial reporting purposes based on their fair market value denominated in U.S. dollars as of the date of grant;

(iv)	the majority of the participants under the 2016 Plan reside outside of Hong Kong. The options already granted to the relevant participants under the 2016 Plan are predominantly held in the U.S. It will diminish the incentives to the participants of the 2016 Plan if the exercise price of the options were calculated with reference to the trading price of the shares on the Hong Kong Stock Exchange denominated in Hong Kong dollars; and

12

(v)	it will likely cause confusion to the participants under the 2016 Plan, to change the method of determining the exercise price of the options and will likely lead to significant inconvenience for those participants with regard to the management of their holdings in the Company and their corresponding financial planning. It will also cause significant administrative burdens to the Company, both from the timing and cost perspective, to change the determination and calculation of the exercise price of options and to provide the necessary training to all affected participants.

Conditions for granting the waiver and its scope

The Company has applied for, and the Hong Kong Stock Exchange has granted, a waiver from strict compliance with Note (1) to Rule 17.03(9) of the Hong Kong Listing Rules such that the Company will be able to determine the exercise price for grants under its 2016 Plan based on the higher of: (i) the per-share closing price of the Company’s ADSs on the NYSE on the date of grant, which must be a NYSE trading day; and (ii) the average per-share closing price of the Company’s ADSs on the NYSE for the five NYSE trading days immediately preceding the date of grant, subject to the condition that the Company shall not issue any share options with an exercise price denominated in Hong Kong dollars unless such exercise price complies with Note (1) to Rule 17.03(9) of the Hong Kong Listing Rules.

In the event of withdrawal of any of the aforementioned Primary Conversion Waivers, the Company would have to fully comply with such Hong Kong Listing Rules.

5.	Waiver in respect of Rule 10b5-1 Trading Plan of Company’s Director

Requirements under the Hong Kong Listing Rules

Rule A.1 of the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) in Appendix 10 to the Hong Kong Listing Rules prohibits directors of a listed issuer from dealing in the securities of that issuer when in possession of inside information in relation to those securities. Rule A.3(a) of the Model Code prohibits directors of a listed issuer from dealing in securities of that issuer during certain prescribed blackout periods. Rule B.8 of the Model Code prohibits a director from dealing in any of the securities of the listed issuer without first notifying in writing and receiving a dated written acknowledgement.

Reasons for applying for the waiver

The ADSs of the Company have been listed on the NYSE since October 2016. Consistent with common practice in the U.S., Mr. Jilei Wang (“Mr. Wang”), an executive director of the Company, entered into Rule 10b5-1 trading plan on March 20, 2023 (the “Trading Plan”), through ZTO WJL Holding Limited (“WJL”), which is owned by a trust of which Mr. Wang is the settlor and a beneficiary, with a reputable independent securities broker (the “Broker”) to delegate authority to such broker to sell ADSs of the Company on the NYSE on behalf of the relevant director in compliance with Rule 10b5-1 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The first trade date of the Trading Plan falls on June 26, 2023, which is subsequent to the stipulated cooling-off period.

13

Under U.S. securities laws, sales and purchases of securities made pursuant to a qualified Rule 10b5-1 trading plan are afforded an affirmative defense to insider trading liability under Section 10(b) and Rule 10b-5 of the Exchange Act. The 10b5-1 trading plan provides flexibility to listed companies and their insiders, including the executives and directors of the Company, who have limited windows in which they do not possess material non-public information (“MNPI”), and allow them to plan and execute future trades with greater certainty.

Through the Trading Plan, Mr. Wang provides execution instructions to the Broker, such as the authorised maximum number of shares to be sold per day and the overall maximum in the aggregate during the term of the Trading Plan, as well as the lower limit price at which the shares may be sold. The Broker will then sell the relevant ADSs in accordance with the principles of best execution within the limits of the instructions given by Mr. Wang as stipulated in the Trading Plan.

In addition, the Trading Plan was entered into by Mr. Wang at a time when he was not in possession of MNPI, and there is a cooling-off period after entering into a Trading Plan before the first trade can commence. Furthermore, any modification of the trading plan can only be made outside of any blackout periods (the “Blackout Periods”) set forth in the Company’s insider trading policies (the “Trading Policies”).

Due to the nature of such Trading Plan whereby a director adopts a Trading Plan outside of the Blackout Period, which encompasses the restricted period as prescribed in paragraph A.3(a) of the Model Code and when he is not in possession of MNPI, and delegates the authority to the Broker to subsequently execute a trade of the Company’s securities, the eventual trade of those securities may occur during the Blackout Period or when the director is in possession of MNPI.

Notwithstanding the above, since the Trading Plan was adopted in accordance with Rule 10b5-1 of the Exchange Act, the trades conducted by the Broker are unlikely to violate the principles under paragraph A.1 of the Model Code as the risk for directors to use MNPI for dealings is remote. It is important to note that the Trading Plan was adopted outside of the Blackout Period; the parameters for determining the trading price have already been fixed outside of the Blackout Period; and that any modification or early termination of the Trading Plan can only be made outside of the Blackout Period, subject to pre-clearance from the chairman of the Board or any Director designated by the Board for this purpose as confirmed by the Company. Furthermore, the dealings of shares are conducted by the Broker at its own discretion in accordance with the Trading Plan. In respect of paragraph B.8 of the Model Code, Mr. Wang will have practical difficulty in obtaining pre-clearance from the designated director before every trade pursuant to the Trading Plan, since the dealings are conducted by the Broker with the authority delegated to the Broker under the Trading Plan.

Waiver application

To facilitate the operation of such Trading Plan, the Company, on behalf of Mr. Wang, sought a waiver from Rules A.1, A.3(a) and B.8 of the Model Code.

On April 26, 2023, the Hong Kong Stock Exchange granted a waiver from Rules A.1, A.3(a) and B.8 of the Model Code in relation to the future trades of securities through the Trading Plan entered into by Mr. Wang.

14

For future Trading Plans, the Company may make further waiver applications on an individual basis on behalf of its directors.

IV.	UPDATES ON CONTINUING CONNECTED TRANSACTIONS

Reference is made to the section headed “2. CONTINUING CONNECTED TRANSACTIONS” in the First Conversion Announcement.

The Company hereby announces that on April 26, 2023, (i) the Company entered into the New CCT Agreements and (ii) as the Board expects the existing annual caps under certain Existing CCT Agreements for the three years ended December 31, 2025 will not be sufficient, the Company entered into the Amended CCT Agreements to revise the relevant existing annual caps. Save for the said revision of the existing annual caps, all other terms of Existing CCT Agreements shall remain unchanged.

Pursuant to Chapter 14A of the Hong Kong Listing Rules, the relevant counterparties of the New CCT Agreements and the Amended CCT Agreements shall be regarded as connected persons of the Company upon the Effective Date as a result of their respective relationship with the directors or substantial shareholders of the Company or its subsidiaries as set out below. Accordingly, the New CCT Agreements and the Amended CCT Agreements and the transactions contemplated thereunder shall constitute continuing connected transactions of the Company upon the Effective Date.

15

1.	Factoring Services Agreements

1.1	Parties

The Company (for itself and on behalf of its subsidiaries) entered into a factoring services agreement on substantially similar terms with each of the following parties:

(a)	ZTO Freight (for itself and on behalf of its subsidiaries)

(b)	ZTO Cloud Warehouse (for itself and on behalf of its subsidiaries)

1.2	Principal terms

Pursuant to the Factoring Services Agreements, ZTO Cloud Warehouse and ZTO Freight (and/or their respective subsidiaries) shall transfer to the Group their respective ownership of the account receivables and the Group shall provide respective financing services to ZTO Cloud Warehouse and ZTO Freight (and/or their respective subsidiaries) for a sum up to a certain fixed percentage of the total amount of account receivables involved. The ownership transfer will be reversed once the borrowed amount has been fully repaid by ZTO Cloud Warehouse and ZTO Freight (and/or their respective subsidiaries) to the Group, and the Group shall have the right to enforce the payment under the account receivables in the case of default by ZTO Cloud Warehouse and ZTO Freight (and/or their respective subsidiaries). The Group charges service fees (including finance interest and other miscellaneous fees (as applicable)) based on the total sum extended to ZTO Cloud Warehouse and ZTO Freight (and/or their respective subsidiaries) and the financing period.

The initial term of each of the Factoring Services Agreements is from the Effective Date to December 31, 2025, subject to renewal by the mutual agreement of the parties and in compliance with the Hong Kong Listing Rules.

16

Separate underlying agreements will be entered into between the relevant parties which will set out the specific scope of service, factoring limit, service fees calculation, method of payment and other details of the service arrangement in the manner provided in the Factoring Services Agreements. The relevant members of the Group have discretion as to whether to provide factoring services to a particular party, depending on regulatory requirements and the Group’s risk management assessment on a variety of factors, including the operational status of the counterparty and the transaction(s) underlying the receivables. Accordingly, the Group is not obliged to enter into any individual factoring agreement with any particular party.

1.3	Reasons for entering into the Factoring Services Agreements

ZTO Cloud Warehouse and its subsidiaries are primarily engaged in the provision of one-stop warehouse solutions including warehouse storage, warehouse management and delivery services in China. The Group has been an investor of ZTO Cloud Warehouse since its inception in 2018, and has been cooperating with ZTO Cloud Warehouse and its subsidiaries in express delivery services since then. ZTO Freight and its subsidiaries are principally engaged in the provision of one- stop transportation and logistic services in China. The Group first acquired equity interest in ZTO Supply Chain Management Co., Ltd. (now a subsidiary of ZTO Freight) in 2016. ZTO Supply Chain Management Co., Ltd. has been providing transportation and logistics services to the Group since 2016.

Certain members of the Group are principally engaged in factoring related business in the PRC. Provision of factoring services under the Factoring Services Agreements in the ordinary and normal course of business of the relevant members of the Group and on normal commercial terms will generate income and cash flow to the Group and will contribute profit to the Group as well as to achieve better utilization of the Group’s idle cash in RMB. In light of the long-term relationship and familiarity of the Group with ZTO Cloud Warehouse and ZTO Freight and their relevant businesses, the Group is in a good position to assess the credit worthiness and manage potential repayment risks involved. The Directors are of the view that the provision of factoring services by the Group to ZTO Cloud Warehouse, ZTO Freight and their respective subsidiaries under the Factoring Services Agreements is beneficial to the Group’s business and its cash management, and strengthens relationship between the Group and ZTO Cloud Warehouse and ZTO Freight, and is in the interests of the Company and Shareholders as a whole, and the terms of and the Factoring Services Agreements are fair and reasonable.

17

1.4	Pricing policies

The service fees (including interest rate and any other miscellaneous fees) payable to the Group by ZTO Cloud Warehouse, ZTO Freight or their respective subsidiaries shall be determined on a fair and reasonable basis and shall not be less favorable than the service fees charged by the Group to independent third parties in providing the same type of factoring services under similar conditions. For reference only, the interest rate for the factoring services charged by the Group is generally in the range of approximately 6.6% to 8.4%. In determining the services fees under the Factoring Services Agreements, the Group will take into account (i) the service fees charged by the Group for providing similar services to customers that are not connected persons under similar conditions, (ii) the amount of collaterals, and (iii) the credit period. The Group will only enter into a factoring services agreement with each of ZTO Cloud Warehouse and ZTO Freight and their respective subsidiaries if (i) the terms and conditions are fair and reasonable, and (ii) it is in the best interests of the Company and its Shareholders as a whole.

1.5	Historical amounts

The Group has been providing factoring services to ZTO Cloud Warehouse and ZTO Freight since 2022. The historical transaction amounts in respect of the existing factoring services agreements for the year ended December 31, 2022 are set out in the table below:

Historical amounts
for the year ended
December 31, 2022
(in RMB million)
Factoring limit (being the maximum outstanding factoring balance at any time during the effective term of the existing factoring services agreements)
ZTO Cloud Warehouse	12.5
ZTO Freight	110
Service fees paid to the Group by
ZTO Cloud Warehouse	0.1
ZTO Freight	2.8

18

1.6	Annual caps

In respect of the Factoring Services Agreements, the annual caps for the factoring limit and the service fees payable to Group for the three years ending December 31, 2023, 2024 and 2025 are set out in the table below:

	Annual cap for the years
	ending December 31,
	2023	2024	2025

	(in RMB million)
Factoring limit (being the maximum outstanding factoring balance at any time during the effective term of the Factoring Services Agreements)
ZTO Cloud Warehouse	100	100	100
ZTO Freight	300	300	300
Service fees payable to the Group by
ZTO Cloud Warehouse	7.0	7.0	7.0
ZTO Freight	20.9	20.9	20.9

1.7	Basis of caps

When determining the annual caps in respect of the Factoring Services Agreements, the Directors have taken into consideration the following factors:

(a)	the historical amount of the factoring limit and the service fees paid by each of ZTO Cloud Warehouse and ZTO Freight and their respective subsidiaries;

(b)	the expected demand of factoring services of each of ZTO Cloud Warehouse and ZTO Freight and their respective subsidiaries for the three years ending December 31, 2025;

(c)	the development plan of the factoring services business of relevant members of the Group; and

(d)	the availability of capital funding for the factoring services to be provided by relevant members of the Group.

19

1.8	Hong Kong Listing Rules implications

Mr. Meisong Lai is an executive Director and holder of the approximately 77.6% of the voting rights of the Company as at March 31, 2023. As (a) ZTO Cloud Warehouse is held (i) as to approximately 24.55% by a company controlled by Mr. Meisong Lai, and (ii) as to approximately 16.36% indirectly by the Group, and (b) ZTO Freight is held (i) as to approximately 19.85% by companies controlled by Mr. Meisong Lai, together with his brother, Mr. Mingsong Lai, and (ii) as to approximately 17.25% by the Group, both ZTO Cloud Warehouse and ZTO Freight are associates of Mr. Meisong Lai. As such, each of ZTO Cloud Warehouse and ZTO Freight and their respective subsidiaries shall be connected persons of the Company upon the Effective Date pursuant to Rule 14A.07(4) of the Hong Kong Listing Rules. Accordingly, the transactions contemplated under the Factoring Services Agreements shall constitute continuing connected transactions of the Company upon the Effective Date.

As the highest applicable percentage ratio for each of the three years ending December 31, 2023, 2024 and 2025 calculated with reference to Rule 14.07 of the Hong Kong Listing Rules in respect of each of the aggregated annual caps under the Factoring Services Agreements in relation to the factoring limit and the service fees payable to the Group exceeds 0.1% but is less than 5%, the Factoring Services Agreements and the transactions contemplated thereunder shall be subject to the annual review, reporting and announcement requirements but exempt from circular and independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

2.	New Franchise Agreements

The Company entered into the Hangzhou Juxin Franchise Agreement, the Ningbo Haishu Franchise Agreement, the Shanghai Yunqinzhang Franchise Agreement and the Wuxi Huijitong Franchise Agreement with Hangzhou Juxin, Ningbo Haishu, Shanghai Yunqinzhang and Wuxi Huijitong, respectively, on December 23, 2022. On April 26, 2023, the Company entered into the Huzhou Zhongle Franchise Agreement and Hangzhou Jitong Franchise Agreement with Huzhou Zhongle and Hangzhou Jitong, respectively. The terms of the new agreements are substantially similar to the Existing Franchise Agreements.

Details of the New Franchise Agreements are set out below:

2.1	Parties

The Company (for itself and on behalf of its subsidiaries) entered into an express delivery service franchise agreement on substantially similar terms with each of the following parties:

(a)	Hangzhou Jitong (for itself and on behalf of its subsidiaries)

(b)	Huzhou Zhongle (for itself and on behalf of its subsidiaries)

20

2.2	Principal terms

Pursuant to the New Franchise Agreements, relevant members of the Group (as the franchisor) will grant to each of Hangzhou Jitong and Huzhou Zhongle (and/ or their respective subsidiaries, as applicable) (as the franchisee) (i) the exclusive right to operate the business in relation to the provision of the express delivery services (including the operation of the outlets that provide first-mile pickup and last-mile delivery services) using the proprietary marks of the Group within certain designated territories in China (ii) a license to use the Group’s trademarks and logos on staff uniforms, outlets and transportation vehicles, and for promotion and advertising purposes, and (iii) the right to use the Group’s operating resources, including but not limited to the data management system. The Group shall in return receive franchise fees which consist of (i) a lump sum franchise fee and security deposit, as well as (ii) network transit fees. Such network transit fees are fees payable by the franchisees to the Group in connection with the services the Group provide to them which mainly include parcel sorting and parcel line- haul transportation and are primarily measured by (i) a fixed amount for a waybill attached to each parcel and (ii) a variable amount per parcel for sorting and line- haul transportation based on the parcel weight and route. The franchise fees shall be determined after arm’s length negotiations between the parties in accordance with the pricing policies set out below.

The initial term of each of the New Franchise Agreements is from the Effective Date to December 31, 2025, subject to renewal upon the mutual agreement of the parties and in compliance with the Hong Kong Listing Rules.

Separate underlying agreements will be entered into between the relevant parties which will set out the precise terms of franchise arrangement (including the area of franchise operation, the specific conditions of granting the franchise, the details of the franchise fees payable, the payment method and the Group’s requirements of the relevant franchisee’s operations) in the manner provided in the New Franchise Agreements.

2.3	Reasons for entering into the New Franchise Agreements

The Group is a leading express delivery company in China which provides express delivery services and other value-added logistics services through its nationwide network. It operates under a network partner model, where the Group operates the mission-critical line-haul transportation and sorting network within the express delivery service value chain, whereas the network partners operate the outlets that provide first-mile pickup and last-mile delivery services. Hangzhou Jitong and Huzhou Zhongle are companies principally engaged in the provision of express delivery services with a strong express logistic service network covering their respective operating areas as network partners, each of which has established existing logistics infrastructure and system, a strong service capability and customer base for first-mile pickup and last-mile delivery.

21

Leveraging the experience, expertise, clientele, and network and infrastructure of the franchisees, the Company believes that each of the franchise arrangements under the New Franchise Agreements will enable the Group (i) to further expand and strengthen its existing logistic network and coverage and further increase the market share of the Group with limited capital outlay and fixed costs, (ii) to further enhance economies of scale, optimize cost structures, and improve customer experience as the Group and each of Hangzhou Jitong and Huzhou Zhongle can share their network resource, to expand the Group’s service products and customer base, and improve customer experience given that each of Hangzhou Jitong and Huzhou Zhongle has strong service capabilities and stable customer base in Hangzhou and Huzhou, respectively, and (iv) to further enhance the brand image and awareness of the Group. Moreover, the Company considers that in view of the positive experience in the cooperation between the Group and each of Hangzhou Jitong and Huzhou Zhongle in the past, the continuation of the franchise arrangements will be beneficial to the growth and long-term development of the Group’s business. The Directors are of the view that the arrangements are in line with the strategic development of the Group and believe that it will bring long- term and strategic benefits to the Group.

2.4	Pricing policies

The franchise fees payable under each of the New Franchise Agreements consist of (i) a fixed franchise fee and security deposit, and (ii) network transit fees. Such network transit fees are fees payable by the franchisees to the Group in connection with the services the Group provide to them which mainly include parcel sorting and parcel line-haul transportation and are primarily measured by (i) a fixed amount for a waybill attached to each parcel and (ii) a variable amount per parcel for sorting and line-haul transportation based on the parcel weight and route distance. The amount of fixed franchise fee and security deposit is set by the Group and applies to all franchisees of the Group. The Group sets a standard range for the fixed franchise fee and the pre-determined rate for the network transit fees to be charged by the Group to all franchisees (including connected persons and/ or third-party franchisees) which operates in the same geographical area. Such pricing is determined by the Group based on (i) the operating costs of the Group’s business, (ii) factors including market conditions and competitions as well as the service quality of the Group, and/or (iii) the market conditions and competition faced by the franchisees. Based on the market conditions and the cost basis, the Group may evaluate and adjust the service pricing from time to time.

The Group will only enter into a franchise agreement with each of Hangzhou Jitong and Huzhou Zhongle and its subsidiaries if (i) the terms and conditions are fair and reasonable, and (ii) it is in the best interests of the Company and its Shareholders as a whole.

22

2.5	Historical amounts

The Group has been cooperating with Hangzhou Jitong and Huzhou Zhongle under the franchise arrangements in relation to express delivery services since 2022 and 2013, respectively. The historical transaction amounts in respect of franchise fees paid by Hangzhou Jitong to the Group for the year ended December 31, 2022, and by Huzhou Zhongle to the Group for the three years ended December 31, 2020, 2021 and 2022 are set out in the table below:

	Historical amounts
	for the years ended December 31,
	2020	2021	2022

	(in RMB million)
Franchise fees paid by
Hangzhou Jitong	–	–	2.5
Huzhou Zhongle	67.7	82.1	70.0

2.6	Annual caps

In respect of each of the New Franchise Agreements, the respective annual caps for the franchise fees payable by the relevant franchisees to the Group for the three years ending December 31, 2023, 2024 and 2025 are set out in the table below:

	Annual cap for the years
	ending December 31,
	2023	2024	2025

	(in RMB million)
Franchise fees payable by
Hangzhou Jitong	6.1	7.0	8.1
Huzhou Zhongle	162.5	243.8	328.2

2.7	Basis of caps

When determining the annual caps for the franchise fees payable under the relevant New Franchise Agreements, the Directors have taken into consideration the following factors:

(a)	the historical transaction amounts of the franchise fees paid to the Group by the relevant franchisees, which show a growth trend in general;

(b)	the expected increase in demand for the express delivery services in the three years ending December 31, 2023, 2024 and 2025 after the loosening of COVID-19 related prevention and control measures in 2023;

(c)	the anticipated increase in price per parcel in Hangzhou and Huzhou in the three years ending December 31, 2023, 2024 and 2025 as the competition in the express delivery industry is expected to ease during this period;

23

(d)	in respect of the franchise arrangements with Huzhou Zhongle and its subsidiaries, the expected stable growth in Huzhou Zhongle’s business in light of its relatively long period of operation and the overall stable growth of the express delivery service business in Huzhou, with a growth rate in 2021 of approximately 32.7% based on the postal industry operation report published by the State Post Bureau of the People’s Republic of China in January 2022, the trend of which is expected to continue in the three years ending December 31, 2023, 2024 and 2025; and

(e)	In respect of the franchise arrangements with Hangzhou Jitong and its subsidiaries, since Hangzhou Jitong was incorporated in 2021 and the business was in incubation and development in 2022, volume of the franchisee’s express delivery business in Hangzhou in 2022 remain comparatively low. The Company expects approximately 40% growth rate in the volume of the franchisee’s express delivery business in 2023 and a stable growth rate in 2024 and 2025.

2.8	Hong Kong Listing Rules implications

As (i) Mr. Jianfa Lai is a former Director (who has resigned within 12 months prior to the date of this announcement) as well as a substantial shareholder of ZTO Express, a consolidated affiliate entity of the Company, and (ii) Mr. Meisong Lai is an executive Director, each of Mr. Jianfa Lai and Mr. Meisong Lai shall be a connected person of the Company upon the Effective Date. As (i) Hangzhou Jitong is wholly owned by Mr. Jianchang Lai, the brother-in law of Mr. Meisong Lai, and (ii) Huzhou Zhongle is held as to 60% by Mr. Liansheng Lai, uncle of Mr. Jianfa Lai, Hangzhou Jitong and Huzhou Zhongle and its subsidiaries shall be deemed connected persons of the Company upon the Effective Date pursuant to Rule 14A.21 of the Hong Kong Listing Rules.

Accordingly, the transactions contemplated under the Hangzhou Jitong Franchise Agreement and the Huzhou Zhongle Franchise Agreement shall constitute continuing connected transactions of the Company upon the Effective Date.

For the purpose of ascertaining the highest applicable percentage ratio under the Hong Kong Listing Rules, (i) the transactions under the Hangzhou Jitong Franchise Agreement, the Hangzhou Juxin Franchise Agreement, the Ningbo Haishu Franchise Agreement and the Wuxi Huijitong Franchise Agreement are aggregated, and (ii) the transactions under the Huzhou Zhongle Franchise Agreement, the Shanghai Yunqinzhang Franchise Agreement and the Wuxi Huijitong Franchise Agreement are aggregated.

As the highest applicable percentage ratio calculated as described above with reference to Rule 14.07 of the Hong Kong Listing Rules in respect of each of the aggregated annual caps under the New Franchise Agreements and Existing Franchise Agreements in relation to the franchise fees payable by the connected person exceeds 0.1% but is less than 5%, each of the Hangzhou Jitong Franchise Agreement, the Huzhou Zhongle Franchise Agreement, the Hangzhou Juxin Franchise Agreement, the Ningbo Haishu Franchise Agreement, the Shanghai Yunqinzhang Franchise Agreement and the Wuxi Huijitong Franchise Agreement and the transactions contemplated thereunder shall be subject to the annual review, reporting and announcement requirements but exempt from circular and independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

24

3.	ZTO Yun Leng Express Delivery Services Framework Agreement

The Company entered into the ZTO Cloud Warehouse Express Delivery Services Framework Agreement with ZTO Cloud Warehouse on December 23, 2022, the terms of which have been disclosed in the First Conversion Announcement.

On April 26, 2023, the Company entered into the ZTO Yun Leng Express Delivery Services Framework Agreement with ZTO Yun Leng, the terms of which are similar to those of the ZTO Cloud Warehouse Express Delivery Services Framework Agreement.

Details of the ZTO Yun Leng Express Delivery Services Framework Agreement are set out below:

3.1	Parties

(a)	The Company (for itself and on behalf of its subsidiaries)

(b)	ZTO Yun Leng (for itself and on behalf of its subsidiaries)

3.2	Principal terms

Pursuant to the ZTO Yun Leng Express Delivery Services Framework Agreement, the Group shall provide express delivery services to ZTO Yun Leng and its subsidiaries in exchange for service fees.

The initial term of the ZTO Yun Leng Express Delivery Services Framework Agreement is from the Effective Date to December 31, 2025, subject to renewal upon the mutual agreement of the parties and in compliance with the Hong Kong Listing Rules.

The payment terms of the express delivery services received vary depending on the content of the services required and would typically be settled in full after completion of the express delivery services, and may entail the payment of deposits of a size determined by the nature of services that are required to be provided.

Separate underlying agreements will be entered into under the ZTO Yun Leng Express Delivery Services Framework Agreement which will set out the precise scope of service, service fees calculation, method of payment and other details of the service arrangement in the manner provided in the ZTO Yun Leng Express Delivery Services Framework Agreement.

3.3	Reasons for entering into the ZTO Yun Leng Express Delivery Services Framework Agreement

ZTO Yun Leng and its subsidiaries have been principally engaged in the provision of air freight forwarding and logistics services in the PRC. ZTO Yun Leng and its subsidiaries has recently introduced a new business to provide cold-chain storage and delivery services which will require express delivery services capabilities. As the Group is a leading express delivery service provider and has a nationwide express delivery services network, ZTO Yun Leng and its subsidiaries intend to start procuring the Group’s express delivery services.

25

The Group will provide express delivery services to ZTO Yun Leng and its subsidiaries in the ordinary course of business and generate steady revenue stream to the Group. Taking into account of the above and given the long-term business relationship and the shared brand between the Group and ZTO Yun Leng and its subsidiaries, the Directors are of the view that the continued cooperation with ZTO Yun Leng and its subsidiaries in express delivery services by entering into the ZTO Yun Leng Express Delivery Services Framework Agreement will be beneficial to the growth of both parties’ business, the continuation and deepening of the strategic cooperation between the Group and ZTO Yun Leng and its subsidiaries, and the enhancement the overall brand awareness of the Group, and will enhance the utilization of the express delivery services resources of the Group, which is in line with the long term strategic development plan of the Group. Accordingly, the Directors consider that it is in the interest of and beneficial to the Company and its Shareholders as a whole to allow continuing connected transactions on normal commercial terms as contemplated under the ZTO Yun Leng Express Delivery Services Framework Agreement.

3.4	Pricing policies

In determining whether the Group should engage ZTO Yun Leng and its subsidiaries, the Group will take into account the market prices charged by the Group to independent third parties for the same or comparable type of services, and vice versa. In particular, for the provision of express delivery services, the network transit fees are fees payable to the Group in connection with the services the Group provides which mainly include parcel sorting and parcel line-haul transportation and are primarily measured by (i) a fixed amount for a waybill attached to each parcel and (ii) a variable amount per parcel for sorting and line- haul transportation based on the parcel weight and route. Such pricing applies to all customers (whether connected persons or not) and is determined by the Group based on (i) the operating costs of the Group’s business, (ii) factors including market conditions and competitions as well as the service quality of the Group, and/or (iii) the market conditions and competition faced by its customers.

The Group will only enter into a services agreement with ZTO Yun Leng and its subsidiaries if (i) the terms and conditions are fair and reasonable, and (ii) it is in the best interests of the Company and its Shareholders as a whole. Services provided under the ZTO Yun Leng Express Delivery Services Framework Agreement will be at the market price charged by independent third parties and on normal commercial terms.

3.5	Historical amounts

There has been no historical transactions for the provision of the express delivery services subject to the scope of the ZTO Yun Leng Express Delivery Services Framework Agreement.

26

3.6	Annual caps

In respect of the ZTO Yun Leng Express Delivery Services Framework Agreement, the annual caps for the relevant transactions for the three years ending December 31, 2023, 2024 and 2025 are set out in the table below:

	Annual cap for the years
	ending December 31,
	2023	2024	2025

	(in RMB million)
Service fees for the provision of express delivery services to be received by the Group	3.4	101.8	348.2

3.7	Basis of caps

When determining the annual caps in respect of the ZTO Yun Leng Express Delivery Services Framework Agreement, the Directors have taken into consideration of the expected demand of the express delivery services of ZTO Yun Leng and its subsidiaries in the three years ending December 31, 2023, 2024 and 2025, which is based on the expected growth of the cold-chain storage and delivery business of ZTO Yun Leng and its subsidiaries at a relatively stable rate in the three years ending December 31, 2023, 2024 and 2025.

3.8	Hong Kong Listing Rules implications

As ZTO Yun Leng is ultimately beneficially held (i) as to approximately 41.5% by Mr. Meisong Lai and his brother, Mr. Mingsong Lai, and (ii) as to approximately 18% by ZTO Express, a consolidated affiliate entity of the Company, ZTO Yun Leng and its subsidiaries shall be connected persons of the Company upon the Effective Date pursuant to Rule 14A.07(4) of the Hong Kong Listing Rules. Accordingly, the transactions contemplated under the ZTO Yun Leng Express Delivery Services Framework Agreement shall constitute continuing connected transactions of the Company upon the Effective Date.

For the purpose of ascertaining the highest applicable percentage ratio under the Hong Kong Listing Rules, the transactions under the ZTO Yun Leng Express Delivery Services Framework Agreement have been aggregated with the transactions under the ZTO Cloud Warehouse Express Delivery Services Framework Agreement.

As the highest applicable percentage ratio for each of the three years ending December 31, 2023, 2024 and 2025 calculated with reference to Rule 14.07 of the Hong Kong Listing Rules in respect of the annual cap for the fees to be received by the Group under the ZTO Yun Leng Express Delivery Services Framework Agreement (when aggregated with those for the corresponding period under ZTO Cloud Warehouse Express Delivery Services Framework Agreement) each exceeds 0.1% but all are less than 5%, the ZTO Yun Leng Express Delivery Services Framework Agreement and the transactions contemplated thereunder shall be subject to the annual review, reporting and announcement requirements but exempt from circular and independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

27

4.	Property Leasing Framework Agreements

The Company entered into the Existing Property Leasing Framework Agreements with Shanghai Mingyu, ZTO Yun Leng, ZTO Cloud Warehouse and ZTO Freight, respectively, on December 23, 2022, the details of which are set out in the First Conversion Announcement.

On April 26, 2023, the Company entered into (i) the New Property Leasing Framework Agreement with Huzhou Zhongle; and (ii) the Amended ZTO Yun Leng Property Leasing Framework Agreement and the Amended ZTO Cloud Warehouse Property Leasing Framework Agreement.

A.    New Property Leasing Framework Agreement

4.1	Parties

(a) The Company (for itself and on behalf of its subsidiaries)

(b) Huzhou Zhongle (for itself and on behalf of its subsidiaries)

4.2	Principal terms

Pursuant to the New Property Leasing Framework Agreement, the Group will (i) lease certain properties (mainly office premises, warehouses and sorting hubs) owned by the Group to Huzhou Zhongle and its subsidiaries for logistics, warehousing operations, as office and other related business operations; and (ii) the rent and related expenses (including utility fees) to be paid by the lessee will be at the market price charged by independent third parties and on normal commercial terms. The rent will be payable by the lessee to the Group in a lump sum, on quarterly or half-yearly basis or accordingly to the pre-determined payment schedule as determined by the specific underlying lease agreement.

The initial term of the New Property Leasing Framework Agreement is from the Effective Date to December 31, 2025, subject to renewal upon the mutual agreement of the parties and in compliance with the Hong Kong Listing Rules.

Separate underlying agreements will be entered into which will set out the details of the property to be leased, the rent and other fees and expenses payable by the lessees to the Group, the payment schedule, and other details of the property leasing arrangements in the manner provided in the New Property Leasing Framework Agreement. The term of the individual leases generally range from one year to three years.

28

4.3	Reasons for entering into the New Property Leasing Framework Agreement

The Group has been leasing properties to Huzhou Zhongle since 2017 for its businesses which operate in close proximity of the Group’s properties, and Huzhou Zhongle has established operations on the Group’s properties. By entering into the New Property Leasing Framework Agreement and continuing to lease the relevant properties to the lessee, the Group will be able to fully utilize its properties, generate additional revenue stream from the rental income, and minimize disruptions to the lessees’ businesses, which will also be beneficial to the Group’s own business as Huzhou Zhongle and its subsidiaries have business cooperation with the Group as detailed in the above sections.

The Directors are of the view that the New Property Leasing Framework Agreement is entered into in the ordinary and usual course of business of the Group and on normal commercial terms, which are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

4.4	Pricing policies

To ensure that the rent and related expenses payable by Huzhou Zhongle to the Group are on normal commercial terms and are fair and reasonable and in the interests of the Shareholders as a whole, such amounts will be determined based on arm’s length negotiation between the parties taking into accounts factors including (i) the prevailing market rental rates of properties of similar functions (e.g. office premises, warehouses) nearby or in comparable regions (sometimes there may be no comparable property in the same geographical region, and the Group will then consider the rate of similar properties in a reasonably comparable region, for example, the rent of a warehouse in a suburban area of a city will be compared to rent of warehouses in other suburban areas of the same city), (ii) the type of properties and the Group’s acquisition and maintenance costs for such properties (if applicable), and (iii) gross floor area and location. The Group, on a quarterly basis, will conduct market research by visiting the area where the properties are located to enquire on the market price from local property agents and/or seek quotation from online property agency platforms for properties of similar functions nearby or in comparable regions.

4.5	Historical amounts

In respect of the properties leased by the Group to Huzhou Zhongle and its subsidiaries, the historical transaction amounts for the three years ended December 31, 2020, 2021 and 2022 are set out in the table below:

	Historical amounts
	for the years ended December 31,
	2020	2021	2022

	(in RMB million)
Rent and related expenses paid by
Huzhou Zhongle	3.7	6.4	2.2

29

4.6	Annual caps

The annual caps for the rent and related expenses payable by Huzhou Zhongle to the Group under the New Property Leasing Framework Agreement for the three years ending December 31, 2023, 2024 and 2025 are as follows:

	Annual cap for the years
	ending December 31,
	2023	2024	2025

	(in RMB million)
Rent and related expenses payable by
Huzhou Zhongle	5.5	6.0	6.5

4.7	Basis of caps

When determining the annual caps for the rent and related expenses payable by Huzhou Zhongle to the Group under the New Property Leasing Framework Agreement, the Directors have taken into account the following factors:

(a)	the historical transaction amounts of the rent and related expenses paid to the Group for the three years ended December 31, 2020, 2021 and 2022 under the property leasing arrangements between Huzhou Zhongle and the Group; and

(b)	the expected signing of new property leases and renewal of existing leases to meet business needs of Huzhou Zhongle in the three years ending December 31, 2023, 2024 and 2025, in particular the relative stable demand of properties from Huzhou Zhongle with slight increase in the amount of utilities and other expenses payable.

30

B.	Revision of Annual Caps under the Existing ZTO Yun Leng Property Leasing Framework Agreement and the Existing ZTO Cloud Warehouse Property Leasing Framework Agreement

Reference is made to the section headed “Property Leasing Framework Agreements” in the First Conversion Announcement in respect of the property leasing framework agreement entered into by the Company and each of ZTO Yun Leng and ZTO Cloud Warehouse on December 23, 2022 in relation to the lease of the Group’s properties. The term of these agreements is from the Effective Date to December 31, 2025, subject to renewal upon the mutual consent of both parties. As the Board expects the existing annual caps for each of the Existing ZTO Yun Leng Property Leasing Framework Agreement and the Existing ZTO Cloud Warehouse Property Leasing Framework Agreement for the three years ending December 31, 2025 will not be sufficient, the Company entered into the Amended ZTO Yun Leng Property Leasing Framework Agreement and the Amended ZTO Cloud Warehouse Property Leasing Framework Agreement with ZTO Yun Leng and ZTO Cloud Warehouse, respectively. Other than the revised annual caps, the terms of the Existing ZTO Yun Leng Property Leasing Framework Agreement and the Existing ZTO Cloud Warehouse Property Leasing Framework Agreement remain unchanged (please refer to the section headed “Property Leasing Framework Agreements” in the First Conversion Announcement for such principal terms, the reasons for entering into the transactions and the pricing policies).

4.9	Historical amounts

In respect of the properties leased by the Group to ZTO Yun Leng and ZTO Cloud Warehouse and their respective subsidiaries, the historical transaction amounts for the three years ended December 31, 2020, 2021 and 2022 are set out in the table below:

	Historical amounts
	for the years ended December 31,
	2020	2021	2022

	(in RMB million)
Rent and related expenses paid by
ZTO Yun Leng	–	4.2	1.2
ZTO Cloud Warehouse	17.2	33.4	53.1

31

4.10	Revision of the annual caps

The existing annual caps for the rent and related expenses payable by ZTO Yun Leng and ZTO Cloud Warehouse to the Group under the relevant Existing Property Leasing Framework Agreements for the three years ending December 31, 2023, 2024 and 2025 are as follows:

	Existing annual cap for the years
	ending December 31,
	2023	2024	2025

	(in RMB million)
Rent and related expenses payable by
ZTO Yun Leng	1.0	1.1	1.2
ZTO Cloud Warehouse	50.0	57.5	65.0

Due to the reasons as set out below, the revised annual caps for the rent and related expenses payable by ZTO Yun Leng and ZTO Cloud Warehouse to the Group under the Amended Property Leasing Framework Agreements for the three years ending December 31, 2023, 2024 and 2025 are as follows:

	Revised annual cap for the years
	ending December 31,
	2023	2024	2025

	(in RMB million)
Rent and related expenses payable by
ZTO Yun Leng	1.8	2.0	2.2
ZTO Cloud Warehouse	65.0	75.0	90.0

It is expected that there is no change in the existing annual caps for the rent and related expenses payable by Shanghai Minyu and ZTO Freight to the Group under the relevant Existing Property Leasing Framework Agreements for the three years ending December 31, 2023, 2024 and 2025 set out in the First Conversion Announcement, and is repeated below for ease of reference:

	Existing annual cap for the years
	ending December 31,
	2023	2024	2025

	(in RMB million)
Rent and related expenses payable by
Shanghai Mingyu	2.3	2.6	2.9
ZTO Freight	58.4	78.4	98.4

32

4.11	Reasons for revision of the existing annual caps and basis for revised annual caps

The anticipated increase in annual caps for the rent and related expenses payable by ZTO Yun Leng and ZTO Cloud Warehouse to the Group under the Amended Property Leasing Framework Agreements for the three years ending December 31, 2023, 2024 and 2025 is because (i) with the loosening of COVID-19 related prevention and control measures in 2023, ZTO Cloud Warehouse plans to expedite its business promotion and thus intends to increase the gross floor areas of properties to be leased for its business, including those from the Group, and (ii) ZTO Yun Leng plans to increase the gross floor area of properties mainly to satisfy its increased need for employee accommodation, and it is anticipated that the existing annual caps will not be sufficient.

The revised annual caps for the rent and related expenses payable by ZTO Yun Leng and ZTO Cloud Warehouse to the Group under the Amended Property leasing Framework Agreements were determined with reference to:

(a)	the historical transaction amounts of the rent and related expenses paid to the Group for the three years ended December 31, 2020, 2021 and 2022 under the property leasing arrangements between the relevant lessees and the Group;

(b)	the fact that one-off renovation fees for warehouses in the amount of approximately RMB3.8 million were covered under the relevant lease agreement between ZTO Yun Leng and the Group in 2021 but such fees are not expected to be covered in future lease agreements to be entered into pursuant to the Property Leasing Framework Agreements; and

(c)	the expected signing of new property leases and renewal of existing leases to meet business needs of the relevant lessees in the three years ending December 31, 2023, 2024 and 2025, in particular the expected increase in the gross floor area of warehouses to be leased by ZTO Cloud Warehouse and its subsidiaries with the expansion of their business, and the relative stable demand of properties from ZTO Yun Leng with slight increase in the amount of utilities and other expenses payable.

4.12	Hong Kong Listing Rules implications

New Property Leasing Framework Agreement

Based on the relationship between the Group and Huzhou Zhongle described in section IV.2.8 above, the transactions contemplated under the New Property Leasing Framework Agreement shall constitute continuing connected transactions of the Company upon the Effective Date.

33

As the highest applicable percentage ratio of the transactions under the New Property Leasing Framework Agreement (on an annual aggregate basis) for the three years ending December 31, 2023, 2024 and 2025 calculated with reference to Rule 14.07 of the Hong Kong Listing Rules exceeds 0.1%, but is less than 5%, the New Property Leasing Framework Agreement and the transactions contemplated thereunder shall be subject to the annual review, reporting and announcement requirements but exempt from circular and independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

Revision of the existing annual caps under the Existing Property Leasing Framework Agreements with ZTO Yun Leng and ZTO Cloud Warehouse

Based on the relationship between the Group and ZTO Yun Leng described in section IV.3.8 above, and the relationship between the Group and ZTO Cloud Warehouse described in section IV.1.8 above, the transactions contemplated under the Amended ZTO Yun Leng Property Leasing Framework Agreement and the Amended ZTO Cloud Warehouse Property Leasing Framework Agreement shall constitute continuing connected transactions of the Company upon the Effective Date.

In light of the relationship of each of Shanghai Mingyu, ZTO Yun Leng, ZTO Cloud Warehouse and ZTO Freight with Mr. Meisong Lai, for the purpose of ascertaining the highest applicable percentage ratio under the Hong Kong Listing Rules, the transactions under all of the Existing Property Leasing Framework Agreements (with revised annual caps for ZTO Yun Leng and the ZTO Cloud Warehouse under the Amended Property Leasing Framework Agreements) have been aggregated.

As the highest applicable percentage ratio in respect of the revised annual caps of each of the Amended ZTO Yun Leng Property Leasing Framework Agreement and the Amended ZTO Cloud Warehouse Property Leasing Framework Agreement and the existing annual caps for the other Existing Property Leasing Framework Agreements (on an annual aggregate basis) for the three years ending December 31, 2023, 2024 and 2025 calculated with reference to Rule 14.07 of the Hong Kong Listing Rules exceeds 0.1%, but is less than 5%, the Existing Property Leasing Framework Agreements (as amended by the Amended Property Leasing Framework Agreements) and the transactions contemplated thereunder shall be subject to the annual review, reporting and announcement requirements but exempt from circular and independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

5.	Amended ZTO Freight Transportation and Logistics Services Agreement

Reference is made to the section headed “ZTO Freight Transportation and Logistics Services Agreement” in the First Conversion Announcement in respect of the Existing ZTO Freight Transportation and Logistics Services Agreement entered into by the Company and ZTO Freight on December 23, 2022 in relation to the provision by ZTO Freight and its subsidiaries to the Group of transportation and logistics services in China. The term of this agreement is from the Effective Date to December 31, 2025, subject to renewal upon the mutual consent of both parties.

34

As the Board expects the existing annual caps under the Existing ZTO Freight Transportation and Logistics Services Agreement for the three years ending December 31, 2025 will not be sufficient, the Company entered into the Amended ZTO Freight Transportation and Logistics Services Agreement with ZTO Freight to revise the relevant annual caps. Other than the revised annual caps, the terms of the Existing ZTO Freight Transportation and Logistics Services Agreement remain unchanged (please refer to the section headed “ZTO Freight Transportation and Logistics Services Agreement” in the First Conversion Announcement for such principal terms, the reasons for entering into the transactions and the pricing policies).

5.1	Historical amounts

The Group commenced to engage ZTO Freight and its subsidiaries for the provision of transportation and logistics services in 2016. For the years ended December 31, 2020, 2021 and 2022, the aggregate amounts of service fees paid by the Group to ZTO Freight and its subsidiaries were approximately RMB47.5 million, RMB56.6 million and RMB459.0 million, respectively.

5.2	Revision of the annual caps

The existing annual caps for the service fees payable to the Group under the Existing ZTO Freight Transportation and Logistics Services Agreement for the three years ending December 31, 2023, 2024 and 2025 are as follows:

	Existing annual cap for the years
	ending December 31,
	2023	2024	2025

	(in RMB million)
Service fees payable by the Group	64.0	64.0	64.0

Due to the reasons as set out below, the revised annual caps for the service fees payable to the Group for the three years ending December 31, 2023, 2024 and 2025 under the Amended ZTO Freight Transportation and Logistics Services Agreement are as follows:

	Revised annual cap for the years
	ending December 31,
	2023	2024	2025

	(in RMB million)
Service fees payable by the Group	1,028.6	1,248.5	1,515.0

35

5.3	Reasons for revision of the existing annual caps and basis for revised annual caps

ZTO Freight has established a third party logistics (3PL) platform to provide line- haul transportation services. The business was relatively insignificant to the Group prior to late 2022, but since the second half of 2022, the growth of the platform accelerated, and the platform accumulated a quite large number of third party logistic service providers which provide business opportunity for the Group. In light of this new development, the Group reassessed its strategy and decided to expand the line-haul transportation business on ZTO Freight’s 3PL platform and expects that this line of business will become a significant part of the cooperation between the Group and ZTO Freight and its subsidiaries in transportation and logistics services in the three years ending December 31, 2023, 2024 and 2025. Therefore, it is anticipated that the existing annual caps for the three years ending December 31, 2023, 2024 and 2025 under the Existing ZTO Freight Transportation and Logistics Services Agreement will not be sufficient to cater for the Group’s business development.

The revised annual caps for the service fees payable by the Group under the Amended ZTO Freight Transportation and Logistics Services Agreement were determined with reference to:

(a)	the historical amount of transportation and logistic services fees paid by the Group to ZTO Freight and its subsidiaries;

(b)	the expected rapid growth in new cooperation between the Group and ZTO Freight and its subsidiaries in line-haul transportation services using the 3PL platform of ZTO Freight. The transaction volume is expected to increase rapidly and become stable in 2023 and will continue to grow steadily in 2024 and 2025; and

(c)	the expected demand of the Group of the transportation and logistic services to be provided by ZTO Freight and its subsidiaries, which is supplemental in nature but may reach a high level from time to time depending on the actual demand of the Group’s customers.

5.4	Hong Kong Listing Rules implications

Based on the relationship between the Group and ZTO Freight described in section IV.1.8 above, the transactions contemplated under the Amended ZTO Freight Transportation and Logistics Services Agreement shall constitute continuing connected transactions of the Company upon the Effective Date.

As the highest applicable percentage ratio in respect of the revised annual caps under the Amended ZTO Freight Transportation and Logistics Services Agreement for the three years ending December 31, 2023, 2024 and 2025 calculated with reference to Rule 14.07 of the Hong Kong Listing Rules exceeds 0.1%, but is less than 5%, the Amended ZTO Freight Transportation and Logistics Services Agreement and the transactions contemplated thereunder shall be subject to the annual review, reporting and announcement requirements but exempt from circular and independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

36

6.	Amended Freight Services Agency Agreement

Reference is made to the section headed “Freight Services Agency Agreement” in the First Conversion Announcement in respect of the Existing Freight Services Agency Agreement entered into by the Company and ZTO Yun Leng on December 23, 2022 in relation to the appointment of ZTO Yun Leng and its subsidiaries as its agents of the Group for the provision of air freight forwarding services in relation to shipments with origins or destinations in China and ZTO Yun Leng and its subsidiaries shall in return receive agency fees.

As the Board expects the existing annual caps under the Existing Freight Services Agency Agreement for the three years ending December 31, 2025 will not be sufficient, the Company entered into the Amended Freight Services Agency Agreement to revise the relevant annual caps. Other than the revised annual caps, the terms of the Existing Freight Services Agency Agreement remain unchanged (please refer to the section headed “Freight Services Agency Agreement” in the First Conversion Announcement for such principal terms, the reasons for entering into the transactions and the pricing policies).

6.1	Historical amounts

ZTO Yun Leng and its subsidiaries have been providing air freight forwarding services to the Group as its agents since December 2021. For the one month ended December 31, 2021, and the year ended December 31, 2022, the aggregate amounts of agency fees paid by the Group to ZTO Yun Leng and its subsidiaries were approximately RMB5.9 million and RMB56.3 million, respectively.

6.2	Revision of annual caps

The existing annual caps for the agency fees payable by the Group to ZTO Yun Leng and its subsidiaries under the Existing Freight Services Agency Agreement for the three years ending December 31, 2023, 2024 and 2025 are as follows:

	Existing annual cap for the years ending December 31,
	2023	2024	2025

	(in RMB million)
Agency fees to be incurred by the Group	92.0	106.7	122.7

Due to the reasons as set out below, the revised annual caps for the agency fees to be incurred by the Group for the three years ending December 31, 2023, 2024 and 2025 under the Amended Freight Services Agency Agreement are as follows:

	Revised annual cap for the years ending December 31,
	2023	2024	2025

	(in RMB million)
Agency fees to be incurred by the Group	179.3	403.4	537.8

37

6.3	Reasons for revision of the existing annual caps and basis for revised annual caps

With the loosening of COVID-19 related prevention and control measures in 2023, both the availability of flights to carry out the air freight forwarding services of ZTO Yun Leng and its subsidiaries and the Group’s demand for air freight forwarding services to be provided by ZTO Yun Leng and its subsidiaries are expected to increase, and in turn, the Group expects future growth in this segment in 2023, 2024 and 2025 and that the existing annual caps will be exceeded.

When determining the revised annual caps in respect of agency fees to be incurred by the Group under the Amended Freight Services Agency Agreement, the Directors have taken into consideration the following factors:

(i)	the historical transaction amounts of agency fees incurred by the Group for air freight forwarding services provided by ZTO Yun Leng and its subsidiaries during December 2021 and the year ended December 31, 2022; and

(ii)	the expected growing demands of the Group of air freight forwarding services to be provided by ZTO Yun Leng and its subsidiaries for the three years ending December 31, 2023, 2024 and 2025 based on the expected growth in the express delivery services of the Group which is, in turn, based on the business plan of the Group.

6.4	Hong Kong Listing Rules implications

As ZTO Yun Leng and its subsidiaries shall be connected persons of the Company upon the Effective Date pursuant to Rule 14A.07(4) of the Hong Kong Listing Rules as set out in sub-section IV.3.8 above, the transactions contemplated under the Amended Freight Services Agency Agreement shall constitute continuing connected transactions of the Company upon the Effective Date.

As the highest applicable percentage ratio in respect of the revised annual caps for the agency fees to be incurred by the Group under the Amended Freight Services Agency Agreement for each of the three years ending December 31, 2023, 2024 and 2025 calculated with reference to Rule 14.07 of the Hong Kong Listing Rules exceeds 0.1% but is less than 5%, the Amended Freight Services Agency Agreement and the transactions contemplated thereunder shall be subject to the annual review, reporting and announcement requirements but exempt from circular and independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

38

7.	Amended Procurement Framework Agreement

Reference is made to the section headed “Procurement Framework Agreement” in the First Conversion Announcement in respect of the Existing Procurement Framework Agreement entered into by the Company and Shanghai Mingyu on December 23, 2022 in relation to the provision of logistic supplies (mainly thermal paper which is used to produce waybill labels to be placed on parcels for tracking purposes in the course of transit) by Shanghai Mingyu and its subsidiaries to the Group.

As the Board expects the existing annual caps under the Existing Procurement Framework Agreement for the three years ending December 31, 2025 will not be sufficient, the Company entered into the Amended Procurement Framework Agreement to revise the relevant annual caps. Other than the revised annual caps, the terms of the Existing Procurement Framework Agreement remain unchanged (please refer to the section headed “Procurement Framework Agreement” in the First Conversion Announcement for such principal terms, the reasons for entering into the transactions and the pricing policies).

7.1	Historical amounts

The Group started procuring thermal paper from Shanghai Mingyu since 2019. For the years ended December 31, 2020, 2021 and 2022, the aggregate amounts of fees paid by the Group to Shanghai Mingyu for procurement of logistic supplies were approximately RMB197.3 million, RMB235.8 million and RMB237.3 million, respectively.

7.2	Revision of annual caps

The existing annual caps for the fees payable by the Group to Shanghai Mingyu and its subsidiaries under the Existing Procurement Framework Agreement for the three years ending December 31, 2023, 2024 and 2025 are as follows:

	Existing annual cap for the years ending December 31,
	2023	2024	2025

	(in RMB million)
Fees payable by the Group	308.9	358.3	412.0

Due to the reasons as set out below, the revised annual caps for the fees payable by the Group for the three years ending December 31, 2023, 2024 and 2025 under the Amended Procurement Framework Agreement are as follows:

	Revised annual cap for the years ending December 31,
	2023	2024	2025

	(in RMB million)
Fees payable by the Group	358.9	388.3	412.0

39

7.3	Reasons for revision of the existing annual caps and basis for revised annual caps

With the loosening of COVID-19 related prevention and control measures in 2023, the Group expects an increase in demand in the express delivery services industry and has modified its strategic goals at the beginning of 2023 in light of the market development. As such, the Group’s estimated demand for logistics supplies (including thermal papers that is essential to the smooth and efficient operation of the Group’s business) will increase and in turn, the Group expects the existing annual caps under the Existing Procurement Framework Agreement will not be sufficient to cater for the business need of the Group.

When determining the revised annual caps in respect of fees payable by the Group under the Amended Procurement Framework Agreement, the Directors have taken into consideration the following factors:

(i)	the historical transaction amounts of fees paid by the Group to Shanghai Mingyu for procuring logistic supplies in the three years ended December 31, 2020, 2021 and 2022;

(ii)	the expected increase in demand for express delivery services in China in the three years ending December 31, 2023, 2024 and 2025 driven by the growth of China’s e-commerce industry and as a result of the loosening of COVID-19 related prevention and control measures; and

(iii)	the expected growth in the Group’s demand for thermal paper or be supplied by Shanghai Mingyu in the three years ending December 31, 2023, 2024 and 2025 in light of the anticipated growth of the express delivery services of the Group taking into consideration the industry environment and the Group’s business plan.

7.4	Hong Kong Listing Rules implications

As Shanghai Mingyu is wholly owned by Mr. Mingsong Lai, brother of Mr. Meisong Lai, and Mr. Meisong Lai is an executive Director who shall be a connected person of the Company upon the Effective Date pursuant to Rule 14A.07(4) of the Hong Kong Listing Rules, Shanghai Mingyu shall become a connected person of the Company upon the Effective Date. Accordingly, the transactions contemplated under the Amended Procurement Framework Agreement shall constitute continuing connected transactions of the Company upon the Effective Date.

As the highest applicable percentage ratio for each of the three years ending December 31, 2023, 2024 and 2025 calculated with reference to Rule 14.07 of the Hong Kong Listing Rules in respect of the revised annual caps under the Amended Procurement Framework Agreement exceeds 0.1% but is less than 5%, the Amended Procurement Framework Agreement and the transactions contemplated thereunder shall be subject to the annual review, reporting and announcement requirements but exempt from circular and independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

40

8.	Opinion of Directors

The Directors (including the independent non-executive Directors but excluding any Director required to abstain from voting) are of the view that the terms of the New CCT Agreements and Amended CCT Agreements are fair and reasonable and that the continuing connected transactions thereunder are on normal commercial terms or better, in the ordinary and usual course of business of the Group, and in the interests of the Company and its Shareholders as a whole. Save and except for Mr. Meisong Lai who has abstained from voting to avoid any potential conflict of interest, no Director has abstained from voting on the relevant resolutions of the Board in relation to the New CCT Agreements, the Amended CCT Agreements and transactions contemplated respectively thereunder.

9.	Internal Control Measures

In order to ensure that the terms under the relevant New CCT Agreements and Amended CCT Agreements for the continuing connected transactions are fair and reasonable, and the transactions are carried out based on normal or no less favorable commercial terms, the Group has adopted the following internal control procedures:

•	the Company has adopted and implemented a management system on connected transactions. The Board, management and various internal departments of the Group, including but not limited to the business (including but not limited to the procurement department and the demand department), finance, and compliance and legal departments, are jointly responsible for evaluating the terms of the framework and definitive agreements for the Company’s continuing connected transactions, in particular the fairness of the pricing policies, before the entering into of such agreements. Specifically:

o	when considering the pricing policies and fees to be provided to and by the Group, the business department will, prior to the entering into of the transaction agreements, take into account the prevailing market conditions and practices and terms (including pricing policies and fees) of similar transactions with independent third parties, to ensure that the pricing and terms offered by the connected persons, are fair, reasonable and are no less favorable than those offered by independent third parties.

o	where prevailing market rates are considered, usually the business department (e.g. the procurement department) will obtain quotes from at least two independent third parties in the PRC for the provision of the same or similar services and/or products for comparison against the proposed prices/fees provided by or to the Group and would only approve the proposed transaction with the connected person if the price/fees provided to or by the connected person is in line with transactions of similar nature with independent third parties. The business department will also evaluate the quotes in respect of the capabilities of the counterparty, and market practices.

41

o	in addition to referencing prevailing market rates and/or historical transactions or in the event that no comparable quotes can be obtained, or there are no historical transactions for reference, or the pricing for such products/services are not determined with reference to comparable companies, different departments (depending on the type of product or service) will carry out a comprehensive evaluation of the proposed transaction, including but not limited to analyzing and forecasting the expected costs of and revenue from the proposed transaction, to assess the potential commercial benefits. The final pricing policies and fees will be determined with reference to the evaluation results and opinion and analyses of experts in the Group with sufficient industry experience (i.e. the head of department).

By way of example, for the provision of express delivery services, the senior management of the Group will collectively formulate a uniform pricing standard for each region of the Group’s operations based on the historical pricing and profits for the specific region. The management of the Group in the respective regions will formulate the price list that applies to a specific network partner in accordance with the pricing policies of the Group under the relevant framework agreement on the basis of the pricing standard set by the Group for such region, and submit it to the Group’s internal system for approval by the business department and the senior management of the Group. After such approval is obtained, the price list will be directly sent to the billing system and form the basis of network transit fees payable to the Group under the specific contract in the Group’s computer system. Any subsequent alteration to the price list needs to go through the whole approval process. The fees receivable by the Group under the specific contract will be based on the fees recorded in the Zhongtian system (its self- developed and centralized technology system, which tracks each delivery order and calculates the network transit fees payable to the Group), and invoicing or settlement process cannot be completed if the amount to be charged is inconsistent with the records in the system. Moreover, the policy management department and the revenue management department will conduct data inspections on a monthly basis to ensure the consistency of pricing practices in the same region. If any unreasonable pricing practice is detected, then these departments will issue warnings and rectification orders.

o	in addition to the business department, the finance, and compliance and legal departments will also review, analyze and approve the proposed transaction and terms thereof. Subsequently, the business department will consider the internal evaluations and approvals from various internal departments and determine whether to proceed with the transaction. The proposed transaction, together with its terms, will also be reviewed and approved by the Board in accordance with the Hong Kong Listing Rules.

42

o	after a specific agreement is signed, the performance of the transactions thereunder (including the calculation and settlement of fees) will be conducted through the Group’s proprietary Zhongtian system which will not process or record non-compliant transactions. Any change to the terms of the transactions will need to be reviewed and approved by the relevant internal departments of the Company. The business department and finance department are responsible for monitoring the transaction amounts of the continuing connected transactions to ensure that the annual caps under the framework agreements are complied with, and that any definitive agreement under the relevant framework agreements shall only be entered into by the Group after the completion of the internal review process. If the actual transaction amount reaches a certain threshold of an annual cap (i.e. 25% in the first quarter, 50% in the second quarter or 75% in the third quarter), or if the business and finance departments expect that the relevant business operations will expand and may use up a substantial part of an annual cap in the short run, the matter shall promptly be escalated to the chief financial officer of the Company. The chief financial officer will assess if there is a need to revise any existing annual cap, and if so, the Company will revise such annual cap in accordance with the relevant internal procedures and recomply with the requirements under the Hong Kong Listing Rules.

•	the independent non-executive Directors and auditors of the Company will conduct an annual review of the continuing connected transactions under the framework agreements and provide annual confirmation to ensure that in accordance with Rules 14A.55 and 14A.56 of the Hong Kong Listing Rules that the transactions are conducted in accordance with the terms of the agreements, on normal commercial terms and in accordance with the relevant pricing policies; the audit committee of the Company will review the Company’s financial controls, risk management and internal control systems; and when considering any renewal or revisions to the framework agreements, the Company will then comply with the Hong Kong Listing Rules as applicable.

10.	Information on the Parties

10.1	The Company and the Group

The Company was incorporated in the Cayman Islands in 2015 and listed on the Main Board of the Hong Kong Stock Exchange by way of secondary listing. The Group provides leading express delivery services by utilizing the “network partner model”. Through the Company’s network and together with its network partners, the Company provides domestic and international express delivery services supplemented by other value-added services.

43

10.2	The connected persons

For information on Huzhou Zhongle, Hangzhou Jitong, Shanghai Mingyu, ZTO Yun Leng, ZTO Cloud Warehouse and ZTO Freight, including their principal business activities and relationship with the Company, please refer to the sub- sections headed “IV. 2.3 Reasons for entering into the New Franchise Agreements” in this announcement and sub-sections headed “2.1.3 Reasons for entering into the Procurement Framework Agreement”, “2.3.3 Reasons for entering into the Freight Services Agency Agreement”, “2.4.3 Reasons for entering into the Warehouse Storage Framework Agreement and the Express Delivery Services Framework Agreement”, “2.5.3 Reasons for entering into the ZTO Freight Transportation and Logistics Services Agreement”, and “2.6.3 Reasons for entering into the Property Leasing Framework Agreements” in the First Announcement, as well as the sub- sections numbered IV.1.8, IV.2.8, IV.3.8, IV.4.12 and IV.7.4, each headed “Hong Kong Listing Rules implications” in this announcement, respectively.

V.	APPOINTMENT OF JOINT COMPANY SECRETARIES

In April 2023, Mr. Ming King Chiu (趙明璟) of Vistra Corporate Services (HK) Limited and Ms. Songfei Li (李送霏), the Head of Capital Markets of the Company, have been appointed as joint company secretaries of the Company, with effect from the Effective Date. Details of the biographies of Mr. Chiu and Ms. Li are set out in section III.1 headed “Joint Company Secretaries” above.

VI.	CHANGE OF AUTHORIZED REPRESENTATIVE. PROCESS AGENT AND PRINCIPAL PLACE OF BUSINESS IN HONG KONG

Following the Primary Conversion, Mr. Feng Xu, general counsel of the Company, will cease to be an authorized representative of the Company under Rule 3.05 of the Hong Kong Listing Rules, and Mr. Wei Zhang will cease to be the authorized representative for accepting the service of process and notices on behalf of the Company in Hong Kong under Part 16 of the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), each with effect from the Effective Date.

The Board further announces that (i) Mr. Hongqun Hu, a director of the Company, has been appointed as an authorized representative of the Company under Rule 3.05 of the Hong Kong Listing Rules; (ii) Ms. Li has been appointed an authorized representative of the Company under Rule 3.05 of the Hong Kong Listing Rules upon the Effective Date; (iii) Mr. Chiu has been appointed as an authorized representative of the Company for accepting the service of process and notices on behalf of the Company in Hong Kong pursuant to Rule 19.05(2) of the Hong Kong Listing Rules and under Part 16 of the Companies Ordinance (Chapter 622 of the Laws of Hong Kong); and (iv) the principal place of business in Hong Kong will be changed to Room 1901, 19/F, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong, each with effect from the Effective Date.

VII.	CHANGE IN COMPOSITION OF THE COMPENSATION COMMITTEE

The Board further announces that Mr. Frank Zhen Wei, an independent non-executive Director, has been appointed as the chairman of the compensation committee of the Board in accordance with Rule 3.25 of the Hong Kong Listing Rules with effect from the Effective Date. Save for the change of chairman position, there is otherwise no change to the composition of the compensation committee.

44

Following the above change, the composition of the compensation committee of the Board is as follows:

Mr. Frank Zhen Wei (chairman of the compensation committee and independent non- executive Director)

Mr. Xing Liu (non-executive Director)

Mr. Qin Charles Huang (independent non-executive Director)

This announcement is for information purposes only and does not constitute, or form part of, any invitation or offer to acquire, purchase or subscribe for any of the Company’s securities. Shareholders and potential investors should exercise caution when dealing in the Company’s securities.

VIII.	DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

“2016 Plan”	the Company’s share incentive plan adopted in June 2016 as amended from time to time

“ADS(s)”	American Depositary Shares (each representing one Class A ordinary share)

“Amended CCT Agreements”	the Amended ZTO Freight Transportation and Logistics Services Agreement, the Amended ZTO Yun Leng Property Leasing Framework Agreement, the Amended ZTO Cloud Warehouse Property Leasing Framework Agreement, the Amended Freight Services Agency Agreement and the Amended Procurement Framework Agreement

“Amended Freight Services Agency Agreement”	the framework agreement entered into by the Company with ZTO Yun Leng on April 26, 2023 in relation to the procurement of air freight forwarding services by the Group from ZTO Yun Leng and its subsidiaries (as agents), with revised annual caps

“Amended Procurement Framework Agreement”	the framework agreement entered into by the Company and Shanghai Minyu on April 26, 2023 in relation to the procurement of logistic supplies (mainly thermal paper) by the Group from Shanghai Mingyu and its subsidiaries, with revised annual caps

“Amended Property Leasing Framework Agreements”	the Amended ZTO Yun Leng Property Leasing Framework Agreement and the Amended ZTO Cloud Warehouse Property Leasing Framework Agreement

45

“Amended ZTO Cloud Warehouse Property Leasing Framework Agreement”	the framework agreement entered into by the Company with ZTO Cloud Warehouse on April 26, 2023 in relation to the leasing of properties owned by the Group to ZTO Cloud Warehouse and its subsidiaries with revised annual caps

“Amended ZTO Freight Transportation and Logistics Services Agreement”	the framework agreement entered into by the Company with ZTO Freight on April 26, 2023 in relation to the procurement of transportation and logistics services by the Group from ZTO Freight and its subsidiaries with revised annual caps

“Amended ZTO Yun Leng Property Leasing Framework Agreement”	the framework agreement entered into by the Company with ZTO Cloud Warehouse on April 26, 2023 in relation to the leasing of properties owned by the Group to ZTO Cloud Warehouse and its subsidiaries with revised annual caps

“Articles of Association”	the memorandum and articles of association of the Company, as amended from time to time, the current form of which was adopted by a special resolution of the Company passed on June 2, 2021 and the third amended and restated memorandum and articles of association which was adopted by a special resolution of the Company passed on April 14, 2023 will take effect on the Effective Date

“associate(s)”	has the meaning ascribed to it under the Hong Kong Listing Rules

“Board”	the board of Directors

“Class A ordinary shares”	Class A ordinary shares of the share capital of the Company with a par value of US$0.0001 each, giving a holder of a Class A ordinary share one vote per share on any resolution tabled at the Company’s general meeting

“Class B ordinary shares”	Class B ordinary shares of the share capital of the Company with a par value of US$0.0001 each, conferring weighted voting rights in the Company such that a holder of a Class B ordinary share is entitled to 10 votes per share on any resolution tabled at the Company’s general meeting

“Company”	ZTO Express (Cayman) Inc., a company incorporated in the Cayman Islands on April 8, 2015 as an exempted company and, where the context requires, its subsidiaries and consolidated affiliated entities from time to time

“Director(s)”	the director(s) of the Company

“Effective Date”	the date, expected to be May 1, 2023, on which the Primary Conversion will become effective

46

“Existing CCT Agreements”	the framework agreements entered into by the Company as disclosed in the section headed “2. CONTINUING CONNECTED TRANSACTIONS” in the First Conversion Announcement

“Existing Franchise Agreements”	the Hangzhou Juxin Franchise Agreement, the Ningbo Haishu Franchise Agreement, the Shanghai Yunqinzhang Franchise Agreement and the Wuxi Huijitong Franchise Agreement, details of which are set out in the First Conversion Announcement

“Existing Freight Services Agency Agreement”	the framework agreement entered into by the Company with ZTO Yun Leng dated December 23, 2022 in relation to the procurement of air freight forwarding services by the Group from ZTO Yun Leng and its subsidiaries (as agents)

“Existing Procurement Framework Agreement”	the framework agreement entered into by the Company and Shanghai Minyu on December 23, 2022 in relation to the procurement of logistic supplies (mainly thermal paper) by the Group from Shanghai Mingyu and its subsidiaries

“Existing Property Leasing Framework Agreements”	the framework agreement entered into by the Company with each of Shanghai Mingyu, ZTO Yun Leng, ZTO Cloud Warehouse, and ZTO Freight on December 23, 2022 in relation to the leasing of properties owned by the Group to Shanghai Mingyu, ZTO Yun Leng, ZTO Cloud Warehouse, and ZTO Freight and their respective subsidiaries

“Existing ZTO Cloud Warehouse Property Leasing Framework Agreement”	the framework agreement entered into by the Company with ZTO Cloud Warehouse on December 23, 2022 in relation to the leasing of properties owned by the Group to ZTO Cloud Warehouse and its subsidiaries

“Existing ZTO Freight Transportation and Logistics Services Agreement”	the framework agreement entered into by the Company with ZTO Freight on December 23, 2022 in relation to the procurement of transportation and logistics services by the Group from ZTO Freight and its subsidiaries

“Existing ZTO Yun Leng Property Leasing Framework Agreement”	the framework agreement entered into by the Company with ZTO Yun Leng on December 23, 2022 in relation to the leasing of properties owned by the Group to ZTO Yun Leng and its subsidiaries

“Express Delivery Services Framework Agreement”	the framework agreement entered into by the Company with ZTO Cloud Warehouse in relation to the provision of express delivery services by the Group to ZTO Cloud Warehouse and its subsidiaries

47

“Factoring Services Agreements”	the ZTO Cloud Warehouse Factoring Services Agreement and the ZTO Freight Factoring Services Agreement

“First Conversion Announcement”	has the meaning ascribed to such word in the introductory paragraph of this announcement

“Group”	the Company, subsidiaries and consolidated affiliated entities from time to time

“Hangzhou Jitong”	Hangzhou Jitong E-commerce Co., Ltd. (杭州吉通倉儲服 務有限公司), a company established under the laws of the PRC

“Hangzhou Jitong Franchise Agreement”	the framework agreement entered into by the Company with Hangzhou Jitong on April 26, 2023 in relation to the grant of the exclusive rights by the Group (as the franchisor) to Hangzhou Jitong (as the franchisee) to conduct express delivery business in designated geographical areas under “Zhongtong” or “ZTO” brand as a network partner of the Group and the provision of express delivery services by the Group to Hangzhou Jitong

“Hangzhou Juxin”	Hangzhou Juxin Express Delivery Service Co., Ltd. (杭州 聚欣快遞服務有限公司), a company established under the laws of the PRC

“Hangzhou Juxin Franchise Agreement”	the framework agreement entered into by the Company with Hangzhou Juxin in relation to the grant of the exclusive rights by the Group (as the franchisor) to Hangzhou Juxin (as the franchisee) to conduct express delivery business in designated geographical areas under “Zhongtong” or “ZTO” brand as a network partner of the Group and the provision of express delivery services by the Group to Hangzhou Juxin

“HKFRS”	Hong Kong Financial Reporting Standards

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange, as amended or supplemented from time to time

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Huzhou Zhongle”	Huzhou Zhongle Express Co., Ltd. (湖州眾樂速遞有限公 司), a company established under the laws of the PRC

48

“Huzhou Zhongle Franchise Agreement”	the framework agreement entered into by the Company with Huzhou Zhongle on April 26, 2023 in relation to the grant of the exclusive rights by the Group (as the franchisor) to Huzhou Zhongle (as the franchisee) to conduct express delivery business in designated geographical areas under “Zhongtong” or “ZTO” brand as a network partner of the Group and the provision of express delivery services by the Group to Huzhou Zhongle

“IFRS”	International Financial Reporting Standards

“New CCT Agreements”	the New Franchise Agreements, the New Property Leasing Framework Agreement, the ZTO Yun Leng Express Delivery Services Framework Agreement and the Factoring Services Agreements

“New Franchise Agreements”	the Hangzhou Jitong Franchise Agreement and Huzhou Zhongle Franchise Agreement

“New Property Leasing Framework Agreement”	the framework agreement entered into by the Company with Huzhou Zhongle on April 26, 2023 in relation to the leasing of properties owned by the Group to Huzhou Zhongle and its subsidiaries

“Ningbo Haishu”	Ningbo City Haishu Zhongkuai Logistics Co., Ltd. (寧波市 海曙中快物流有限公司), a company established under the laws of the PRC

“Ningbo Haishu Franchise Agreement”	the framework agreement entered into by the Company with Ningbo Haishu in relation to the grant of the exclusive rights by the Group (as the franchisor) to Ningbo Haishu (as the franchisee) to conduct express delivery business in designated geographical areas under “Zhongtong” or “ZTO” brand as a network partner of the Group and the provision of express delivery services by the Group to Ningbo Haishu

“NYSE”	New York Stock Exchange

“PRC”	the People’s Republic of China

“Primary Conversion”	the Company’s proposed voluntary conversion of its secondary listing status in Hong Kong to dual primary listing on the Hong Kong Stock Exchange

“Primary Conversion Waivers”	exemptions and waivers sought by the Company in connection to the Primary Conversion set out in paragraph III above

49

“Procurement Framework Agreement”	the framework agreement entered into by the Company and Shanghai Minyu in relation to the procurement of logistic supplies (mainly thermal paper) by the Group from Shanghai Mingyu and its subsidiaries

“Prospectus”	the prospectus of the Company published on September 17, 2020 in connection with the offering of our Shares on the Hong Kong Stock Exchange

“SFO”	the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong, as amended, supplemented or otherwise modified from time to time

“Shanghai Mingyu”	Shanghai Mingyu Barcode Technology Ltd. (上海銘育條碼 技術有限公司), a company established under the laws of the PRC

“Shanghai Yunqinzhang”	Shanghai Yunqinzhang Express Delivery Co., Ltd. (上海雲 琴樟速遞有限公司), a company established under the laws of the PRC

“Shanghai Yunqinzhang Franchise Agreement”	the framework agreement entered into by the Company with Shanghai Yunqinzhang in relation to the grant of the exclusive rights by the Group (as the franchisor) to Shanghai Yunqinzhang (as the franchisee) to conduct express delivery business in designated geographical areas under “Zhongtong” or “ZTO” brand as a network partner of the Group and the provision of express delivery services by the Group to Shanghai Yunqinzhang

“Share(s)”	the Class A ordinary shares and Class B ordinary shares in the share capital of the Company, as the context so requires

“Shareholder(s)”	the holder(s) of the Share(s), where the context requires, ADSs

“subsidiary(ies)”	has the meaning ascribed to it under the Hong Kong Listing Rules

“substantial shareholder”	has the meaning ascribed to it under the Hong Kong Listing Rules

“Takeovers Code”	The Codes on Takeovers and Mergers and Share Buy-backs, as approved by the Securities and Futures Commission of Hong Kong (as amended from time to time)

“U.S.”	the United States of America, its territories, its possessions and all areas subject to its jurisdiction

50

“U.S. GAAP”	Generally Accepted Accounting Principles in the U.S.

“Warehouse Storage Framework Agreement”	the framework agreement entered into by the Company with ZTO Cloud Warehouse in relation to the procurement of warehouse storage services by the Group from ZTO Cloud Warehouse and its subsidiaries

“Wuxi Huijitong”	Wuxi Huijitong Express Delivery Co., Ltd. (無錫市匯吉通 快遞有限公司), a company established under the laws of the PRC

“Wuxi Huijitong Franchise Agreement”	the framework agreement entered into by the Company with Wuxi Huijitong in relation to the grant of the exclusive rights by the Group (as the franchisor) to Wuxi Huijitong (as the franchisee) to conduct express delivery business in designated geographical areas under “Zhongtong” or “ZTO” brand as a network partner of the Group and the provision of express delivery services by the Group to Wuxi Huijitong

“ZTO Cloud Warehouse”	ZTO Cloud Warehouse Technology Co., Ltd. (中通雲倉科 技有限公司), a company established under the laws of the PRC

“ZTO Cloud Warehouse Express Delivery Services Framework Agreement”	the framework agreement entered into by the Company with ZTO Cloud Warehouse on December 23, 2022 in relation to the provision of express delivery services by the Group to ZTO Cloud Warehouse and its subsidiaries

“ZTO Cloud Warehouse Factoring Services Agreement”	the framework agreement entered into by the Company (as the service provider) and ZTO Could Warehouse (as service recipient) on April 26, 2023 in relation to the provision of factoring services

“ZTO Express”	ZTO Express Co. Ltd., a company established under the laws of the PRC and a consolidated affiliated entity of the Company

“ZTO Freight”	ZTO Freight (Cayman) Inc., a company incorporated under the laws of the Cayman Islands

“ZTO Freight Factoring Services Agreement”	the framework agreement entered into by the Company (as the service provider) and ZTO Freight (as service recipient) on April 26, 2023 in relation to the provision of factoring services

“ZTO Freight Transportation and Logistics Services Agreement”	the framework agreement entered into by the Company with ZTO Freight in relation to the procurement of transportation and logistics services by the Group from ZTO Freight and its subsidiaries

51

“ZTO Yun Leng”	ZTO Yun Leng Network Technology (Zhejiang) Co., Ltd. ( 中通雲冷網絡科技( 浙江) 有限公司), a company established under the laws of the PRC

“ZTO Yun Leng Express Delivery Services Framework Agreement”	the framework agreement entered into by the Company with ZTO Yun Leng on April 26, 2023 in relation to the provision of express delivery services by the Group to ZTO Yun Leng and its subsidiaries

The English names of the PRC entities referred to in this announcement are translations from their Chinese names and are for identification purposes only.

By order of the Board
ZTO Express (Cayman) Inc.
Meisong LAI
Chairman

Hong Kong, April 26, 2023

As at the date of this announcement, the board of directors of the Company comprises Mr. Meisong LAI as the chairman, Mr. Jilei WANG and Mr. Hongqun HU as executive directors, Mr. Xing LIU and Mr. Zheng LIU as non-executive directors, Mr. Frank Zhen WEI, Mr. Qin Charles HUANG, Mr. Herman YU, Mr. Tsun-Ming (Daniel) KAO and Ms. Fang XIE as independent non-executive directors.

52